SCHEDULE 14A INFORMATION

         Proxy Statement Pursuant to Section 14(a) of the Securities
                    Exchange Act of 1934 (Amendment No. 1)

Filed by the Registrant |_|

Filed by a Party other than the Registrant |X|

Check the appropriate box:

|X|  Preliminary Proxy Statement                |_|  Confidential, for Use of
|_|  Definitive Proxy Statement                      the Commission Only
|_|  Definitive Additional Materials                 (as permitted by Rule
|_|  Soliciting  Material Pursuant                   14a-6(e)(2))
     to Section 240.14a-11(c) or Section
     240.14a-2

                          BEVERLY ENTERPRISES, INC.
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               (Name of Registrant as Specified In Its Charter)

                              ARNOLD M. WHITMAN
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    (Name of Person(s) Filing Proxy Statement, if other than Registrant)

Payment of Filing Fee (Check the appropriate box):

|X|  No fee required.

|_|  Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-12.

     (1)  Title of each class of securities to which transaction applies:

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     (2)  Aggregate number of securities to which transaction applies:

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     (3)  Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:

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     (4)  Proposed maximum aggregate value of transaction:

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     (5)  Total fee paid:

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|_|  Fee paid previously with preliminary materials.

|_| Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  (1)  Amount Previously Paid:

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  (2)  Form, Schedule or Registration Statement No.:

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  (3)  Filing Party:

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  (4)  Date Filed:

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

                        PRELIMINARY PROXY STATEMENT
                            DATED MARCH 4, 2005
                           SUBJECT TO COMPLETION

                             ARNOLD M. WHITMAN
                         C/O FORMATION CAPITAL, LLC
                             1035 POWERS PLACE
                            ALPHARETTA, GA 30004


Dear Fellow Beverly Stockholders:

     As you may know, Formation Capital, LLC (of which I am the Chief Executive Officer) and our partners, Appaloosa Management L.P. and Franklin Mutual Advisers, LLC, are seeking to negotiate a transaction with Beverly in which a company formed by us would acquire all of the outstanding shares of Beverly. In that connection, we made a formal offer to Beverly's Board of Directors to acquire all of the shares of Beverly at a price of $11.50 per share in cash. Our offer price reflects a premium of 46% to the average closing price of Beverly's shares over the period from December 31, 2003 through January 24, 2005, the last trading day before we made our proposal public.

     The Beverly Board has rejected our proposal and refused to engage in any discussion with us or to permit us to conduct due diligence of Beverly, despite the fact that we have said consistently that, if justified by due diligence, we would be prepared to raise our offer.

     Since the Beverly Board has refused to have discussions with us regarding our offer, we are sending you the enclosed proxy statement and the accompanying BLUE proxy card as we are soliciting proxies from Beverly's stockholders to be used at Beverly's 2005 annual meeting to be held on April 21, 2005. We are seeking your support for the election of six independent, highly qualified nominees. If elected, these nominees will, subject to their fiduciary duties, be committed to maximizing the value of your investment in Beverly by implementing a process that would give due consideration to our proposal as well as any other proposals Beverly may receive from us or others. We are also soliciting proxies to approve other proposals intended to prevent the current management of Beverly from taking actions that could thwart the will of Beverly's stockholders.

     WHETHER OR NOT YOU PLAN TO ATTEND THE 2005 ANNUAL MEETING, WE URGE YOU TO VOTE FOR THE ELECTION OF THE SIX INDEPENDENT NOMINEES BY SIGNING, DATING AND RETURNING THE ENCLOSED BLUE PROXY CARD IN THE POSTAGE-PAID ENVELOPE TODAY. WE URGE YOU NOT TO SIGN OR RETURN ANY PROXY CARD SENT TO YOU BY BEVERLY. IF YOU HAVE PREVIOUSLY SIGNED A PROXY CARD SENT TO YOU BY BEVERLY, YOU CAN REVOKE THAT PROXY AND VOTE FOR THE SIX INDEPENDENT NOMINEES AND FOR OUR OTHER PROPOSALS BY SIGNING, DATING AND RETURNING THE ENCLOSED BLUE PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

     REMEMBER, IF YOU HOLD YOUR BEVERLY SHARES WITH A BROKERAGE FIRM OR BANK, ONLY THEY CAN EXERCISE VOTING RIGHTS WITH RESPECT TO YOUR SHARES AND ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS. ACCORDINGLY, IT IS CRITICAL THAT YOU PROMPTLY CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND GIVE INSTRUCTIONS TO VOTE THE BLUE PROXY CARD FOR THE ELECTION OF THE INDEPENDENT CANDIDATES NOMINATED BY US.

     If you have any questions or require any assistance in executing or delivering your proxy, please call our proxy solicitor, MacKenzie Partners, Inc., at (800) 322-2885 (toll free) or (212) 929-5500 (collect).


                                              Sincerely,

                                              [SIGNATURE]


                                              Arnold M. Whitman

March    , 2005

                    PRELIMINARY COPY DATED MARCH 4, 2005
                           SUBJECT TO COMPLETION

                    2005 ANNUAL MEETING OF STOCKHOLDERS
                        OF BEVERLY ENTERPRISES, INC.

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                    PROXY STATEMENT OF ARNOLD M. WHITMAN
             CHIEF EXECUTIVE OFFICER OF FORMATION CAPITAL, LLC

     A consortium comprised of Formation Capital, LLC (Formation) (of which Mr. Whitman is the Chief Executive Officer) and its partners, Appaloosa Management L.P. (Appaloosa) and Franklin Mutual Advisers, LLC (Franklin Mutual), is seeking to negotiate a transaction with Beverly Enterprises in which a company formed by us would acquire all of the outstanding shares of Beverly. In that connection, we made a formal offer to Beverly's board of directors to acquire all of the shares of Beverly at a price of $11.50 per share in cash. Our offer price reflects a premium of 46% to the average closing price of Beverly's shares over the period from December 31, 2003 through January 24, 2005, the last trading day before we made our proposal public. Since our proposal was made public, Beverly's shares have traded above our offer price. We believe this is good for Beverly stockholders and, indeed, if justified by due diligence, we would be prepared to raise
our offer price. The closing price of Beverly's shares was $       on March
    , 2005, the last trading day preceding the date of this proxy statement.

     The Beverly Board has rejected our proposal and refused to engage in any discussion with us or to permit us to conduct due diligence of Beverly.

     We are sending you this proxy statement and the accompanying BLUE proxy card because we are soliciting proxies from Beverly's stockholders to be used at Beverly's 2005 annual meeting.

     We are seeking your support for the election of six independent, highly qualified candidates who Mr. Whitman has nominated for election as directors at the 2005 annual meeting. If elected, these nominees will comprise a majority of the Beverly board. As directors of Beverly, they will, subject to their fiduciary duties, be committed to maximizing the value of your investment in Beverly by implementing a process that would give due consideration to our proposal as well as any other proposals Beverly may receive from us or others. We nominated these candidates because they have the health care experience and mergers and acquisitions skills to maximize value for stockholders.

     We are also soliciting proxies to amend Beverly's bylaws to ensure that Beverly does not increase the size of its current eight-member board in an effort to prevent the six nominees from comprising a majority of the Beverly board if elected. We are also soliciting proxies to approve the other proposals of Mr. Whitman described in "Matters to be Considered at the 2005 Annual Meeting" below that are intended to prevent Beverly from taking other actions that could thwart the will of Beverly's stockholders.

     Beverly has announced that its 2005 annual meeting will be held at 10:00 a.m. (CDT) on April 21, 2005, at Beverly's Corporate Center located at 1000 Beverly Way, Fort Smith, Arkansas. Beverly has also announced that the record date for determining those stockholders who will be entitled to vote at the meeting is March 7, 2005.

     This proxy statement and the enclosed BLUE proxy card are first being sent or given to stockholders of Beverly on or about March ___, 2005. Beverly's principal executive offices are located at 1000 Beverly Way, Fort Smith, Arkansas 72919.

     THIS SOLICITATION IS BEING MADE BY MR. WHITMAN AND THE CONSORTIUM AND NOT ON BEHALF OF BEVERLY OR ITS BOARD OF DIRECTORS.

     Any proxy granted pursuant to this solicitation may be revoked by the person granting the proxy at any time before it is voted at the annual meeting. Proxies may be revoked by (i) delivering a written notice of revocation bearing a later date than the proxy, (ii) duly executing and delivering a later dated written proxy relating to the same shares or (iii) attending the annual meeting and voting in person (although attendance at the annual meeting will not in and of itself constitute a revocation of a proxy). To be effective, any written notice of revocation or subsequent BLUE proxy should be mailed or delivered to, and received by, MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016 or Beverly's corporate secretary before the taking of votes at the annual meeting. If you hold your shares through a bank, broker or other nominee holder, only they can revoke your proxy on your behalf.

     IF YOU PREVIOUSLY SUBMITTED A WHITE PROXY CARD OR VOTED FOR THE NOMINEES RECOMMENDED BY BEVERLY'S EXISTING BOARD OF DIRECTORS, YOU MAY REVOKE THAT PROXY CARD AND CHANGE YOUR VOTE. TO REVOKE A WHITE PROXY CARD AND CHANGE YOUR VOTE, SIMPLY SIGN, DATE AND RETURN THE ENCLOSED BLUE PROXY CARD IN THE ACCOMPANYING POSTAGE PAID ENVELOPE.

     WE STRONGLY URGE YOU TO REVOKE ANY WHITE PROXY CARD YOU MAY HAVE RETURNED TO BEVERLY AND TO VOTE FOR THE SIX NOMINEES OF MR. WHITMAN AND FOR MR. WHITMAN'S OTHER PROPOSALS. ONLY YOUR LATEST DATED PROXY WILL BE COUNTED IN THE VOTES CAST AT THE ANNUAL MEETING.

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             QUESTIONS AND ANSWERS ABOUT THIS PROXY SOLICITATION

WHO IS ARNOLD M. WHITMAN?  WHO ARE THE MEMBERS OF THE CONSORTIUM?

     Mr. Whitman is the Chief Executive Officer of Formation Capital LLC, a finance company focused on the health care industry, providing equity to the senior housing and long-term care industry since it was founded in 1999. Formation currently manages assets in excess of $650 million in value. Over the last three years, Formation and its partners have acquired an ownership interest in 152 facilities in 20 states, including 49 skilled nursing facilities and four assisted living centers Formation acquired from Beverly in 2002.

     Formation's partners in the consortium are Appaloosa Management L.P. and Franklin Mutual Advisers, LLC. Appaloosa, formed in 1993, is one of the largest hedge funds in the country, with over $3.5 billion under management. Franklin Mutual is a subsidiary of Franklin Resources, Inc., the largest publicly traded mutual fund company in the United States. Franklin Mutual manages the Mutual Series family of public mutual funds, with over $35 billion under management. The persons listed in Annex B attached to this proxy statement may also assist the consortium in this solicitation.

     The members of the consortium, together with the other Beverly shareholders listed in Annex B who are assisting the consortium in connection with the proposed transaction, collectively beneficially own 8,737,000 Beverly shares, constituting approximately 8.1% of the Beverly shares outstanding as of January 25, 2005.

WHAT ARE WE SEEKING TO ACCOMPLISH?

     We are seeking to negotiate a transaction with Beverly in which a company formed by us would acquire all of the outstanding shares of Beverly. In that connection, we made a formal offer to Beverly's board of directors to acquire all of the shares of Beverly at a price of $11.50 per share in cash. Our offer, which would provide significant value to Beverly's shareholders, reflects a premium of 46% to the average closing price of Beverly's shares over the period from December 31, 2003 through January 24, 2005, the last trading day before we made our proposal public. Since our proposal was made public, Beverly's shares have traded above our offer price. We believe this is good for Beverly shareholders and, indeed, if justified by due diligence, we would be prepared to raise our offer price. For more information about the proposal we made to the Beverly board, see "Our Proposed Transaction" below. The closing price of Beverly's shares was $______ on March ___, 2005, the last trading day preceding the date of this proxy statement.

WHY ARE WE SOLICITING YOUR VOTE?

     We are soliciting your vote because we believe that the current directors are not acting, and will not act, in your best interests to maximize the value of your investment in Beverly. In that regard, the Beverly board has rejected our proposal and refused to engage in any discussion with us or to permit us to conduct due diligence of Beverly despite the fact that we have made an offer reflecting a significant premium and have indicated a willingness to raise our offer if justified by our due diligence. In addition, the Beverly board has taken steps to impede any fair consideration of our proposal and any other proposal by adopting a poison pill and by accelerating the date of the annual meeting and the deadline for submitting proposals and director nominees.

     We are seeking your support for the election of six independent, highly qualified candidates who Mr. Whitman has nominated for election as directors of Beverly at the 2005 annual meeting. If elected, these nominees will, subject to their fiduciary duties, be committed to maximizing the value of your investment in Beverly by implementing a process that would give due consideration to our proposal as well as any other proposals Beverly may receive from us or others. The exact scope of the process, which may include an auction or other sale process designed to maximize shareholder value, will be determined by the nominees based on advice of independent legal and financial advisors, subject to their fiduciary duties as directors of Beverly.

     Please see "Reasons to Vote for the Proposals" for a more complete description of the reasons we are seeking your vote.

WHAT ARE WE ASKING YOU TO VOTE FOR?

     We are asking you to vote on Mr. Whitman's proposals to:


          o amend Beverly's bylaws to fix the size of the Board at its current size, eight directors;

          o elect six independent, highly qualified nominees of Mr. Whitman who, if elected, will comprise a majority of the Beverly board;

          o repeal each provision of, or amendment to, Beverly's bylaws (other than the amendment to fix the Board's size at eight) adopted after the version of the bylaws, as of May 29, 1997, filed by Beverly with the Securities and Exchange
               Commission; and

          o require that Beverly allow the three proposals outlined above to be voted on at the annual meeting in the order set out above before any other proposals are voted on at the annual meeting.

     Please see "Matters to be Considered at 2005 Annual Meeting" for a complete description of these proposals.

     We urge you to return the BLUE proxy card and recommend that you vote in favor of Mr. Whitman's six nominees (Proposal 1 on the BLUE proxy card) and in favor of Mr. Whitman's other proposals referred to above (Proposals 2, 3 and 4 on the BLUE proxy card).

WHO ARE THE INDEPENDENT NOMINEES THAT MR. WHITMAN HAS NOMINATED FOR ELECTION TO THE BOARD?

     Mr. Whitman has nominated Jeffrey A. Brodsky, John J. Durso, Philip L. Maslowe, Charles M. Masson, Mohsin Y. Meghji and Guy Sansone for election as directors of Beverly. These nominees are independent, highly qualified persons who are not affiliated with Mr. Whitman, any member of the consortium or Beverly. In addition, we believe that, if elected, Mr. Whitman's nominees would be considered independent directors under the New York Stock Exchange director independence standards.

     As indicated below under "The Independent Nominees," Mr. Brodsky, a Managing Director of Quest Turnaround Advisors, LLC, a turnaround management consulting services firm, serves as the Chairman and Chief Executive Officer of PTV, Inc. (formerly NTL Europe, Inc. and NTL Incorporated). Funds managed by Appaloosa Management L.P. beneficially own approximately 27% of the outstanding voting common stock, and approximately 38% of the outstanding non-voting preferred stock, of PTV. Funds managed by Franklin Mutual beneficially own approximately 8% of the outstanding voting common stock, and approximately 9% of the outstanding non-voting preferred stock. No representative of Appaloosa or Franklin Mutual is a member of PTV's board of directors. We do not believe Appaloosa's or Franklin Mutual's ownership of shares of PTV will prevent Mr. Brodsky, if elected, from acting in the best interests of all stockholders.

WILL THE ELECTION OF THE INDEPENDENT NOMINEES MEAN BEVERLY WILL BE SOLD TO THE CONSORTIUM?

     The election of these nominees does not mean that Beverly will be sold to the consortium. If elected, these nominees will act in your best interests. In that connection, subject to their fiduciary duties, the nominees are committed to maximizing the value of your investment in Beverly by implementing a process that would give due consideration to our proposal as well as any other proposals Beverly may receive from us or others. We provide detailed biographical information regarding the nominees below under the heading "The Independent Nominees."

     If the independent nominees are elected, they will constitute a majority of Beverly's board of directors. It is possible that nominees of Beverly's incumbent board of directors who are elected to fill the remaining seats on the Beverly board may refuse to serve as directors. In that case, the Beverly board would be comprised of six, rather than, eight directors, with two vacancies on the board. We do not currently have any plans to fill any such vacancy. Under Beverly's bylaws, vacancies on the Beverly board, including vacancies arising because duly elected directors refuse to serve, may be filled by a majority of the directors then in office.

WHY IS MR. WHITMAN PROPOSING TO AMEND THE BYLAWS?

     Mr. Whitman is proposing to amend Beverly's bylaws to fix the size of the Beverly board at eight to ensure that Beverly does not increase the size of its current eight-member board in an effort to prevent the nominees from comprising a majority of the Beverly board if elected.

     Mr. Whitman is also proposing to repeal each provision of, or amendment to, Beverly's bylaws (other than the amendment to fix the Board's size at eight) adopted after the version of its bylaws that Beverly last made public (on May 29, 1997 in a filing with the Securities and Exchange Commission ("SEC")), including bylaw amendments that Beverly's board may adopt after the date of this proxy statement and before the annual meeting, to ensure that no such amendment will operate to thwart the will of the Beverly stockholders.

WHAT OTHER MATTERS WILL BE VOTED ON BY BEVERLY STOCKHOLDERS AT THE 2005 ANNUAL MEETING?

     Beverly has disclosed that, at the 2005 annual meeting, stockholders will be asked to vote on a proposal to ratify the appointment of Ernst & Young LLP as Beverly's independent registered public accounting firm for 2005 (Proposal 5 on the BLUE proxy card). We make no recommendation with respect to this proposal.

WHO CAN VOTE AT THE 2005 ANNUAL MEETING?

     If you owned shares of Beverly common stock at the close of business on March 7, 2005, you have the right to vote for the six independent nominees of Mr. Whitman, for the proposals to amend Beverly's bylaws and on all other matters presented at the 2005 annual meeting. Each share of common stock held by you at the close of business on March 7, 2005 entitles you to one vote on all matters presented at the meeting.


HOW MANY SHARES MUST BE PRESENT AT THE ANNUAL MEETING TO ESTABLISH A QUORUM?

     According to Beverly's bylaws, the presence in person or by proxy of the holders of a majority of the shares of Beverly entitled to vote at the annual meeting will constitute a quorum for the transaction of business at the meeting.

HOW MANY SHARES MUST BE VOTED IN FAVOR OF THE SIX NOMINEES TO ELECT THEM? HOW MANY SHARES MUST BE VOTED TO APPROVE THE BYLAW PROPOSALS AND THE OTHER PROPOSALS?

     If a quorum is established at the annual meeting, nominees for election as directors of Beverly will be elected by a plurality of the votes cast, in person or by proxy, at the annual meeting. This means that the eight director positions to be filled at the annual meeting will be filled by the eight nominees receiving the highest number of votes.

     The affirmative vote of the holders of a majority of the shares of Beverly entitled to be voted at the annual meeting (i.e. all shares outstanding as of the record date for the annual meeting) is required to approve Mr. Whitman's two proposals to amend Beverly's bylaws.

     The affirmative vote of the holders of a majority of the shares of Beverly present in person or represented by proxy and entitled to vote at the annual meeting is required to approve Mr. Whitman's proposal on the sequence of business at the annual meeting and to approve Beverly's proposal to ratify the appointment of Ernst & Young as Beverly's independent registered public accounting firm for 2005.

     According to the Form 8-A filed by Beverly with the SEC on January 27, 2005, there were 108,384,266 shares of Beverly outstanding on January 26, 2005.

HOW WILL ABSTENTIONS, VOTES WITHHELD AND BROKER NON-VOTES BE TREATED?

     Broker non-votes, abstentions and proxy cards on which stockholders withhold voting authority will be counted as present for purposes of determining whether a quorum is established at the annual meeting. "Broker non-votes" are shares for which a bank, broker or other nominee holder has not received voting instructions and which the nominee holder does not have discretionary power to vote on a particular matter. We do not believe that banks, brokers or other nominee holders will have discretion to vote on any matter voted on at the 2005 annual meeting, other than Beverly's proposal to ratify the appointment of Ernst & Young LLP as Beverly's independent registered public accounting firm for 2005 (Proposal 5 on the proxy card).

     Broker non-votes and proxy cards on which stockholders withhold authority for nominees will not be counted in determining the election of directors. Broker non-votes and abstentions with respect to Mr. Whitman's other proposals and Beverly's proposal to ratify the appointment of Ernst & Young LLP as Beverly's independent registered public accounting firm for 2005 will have the same effect as votes against those proposals.

WHAT SHOULD YOU DO TO VOTE FOR MR. WHITMAN'S SIX NOMINEES AND FOR HIS OTHER PROPOSALS?

     Sign, date and return the enclosed BLUE proxy card today to our proxy solicitor MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016 in the envelope provided.

WHOM SHOULD YOU CALL IF YOU HAVE QUESTIONS ABOUT THE SOLICITATION?

     Please call our proxy solicitor MacKenzie Partners toll free at (800) 322-2885 or collect at (212) 929-5500.

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                         OUR PROPOSED TRANSACTION;
                       BACKGROUND TO THE SOLICITATION

OUR PROPOSED TRANSACTION

     We are seeking to negotiate a transaction with Beverly in which a company formed by us would acquire all of the outstanding shares of Beverly. In that connection, we made a formal offer to Beverly's Board of Directors to acquire all of the shares of Beverly at a price of $11.50 per share in cash. Our offer, which would provide significant value to Beverly's shareholders, reflects a premium of 46% to the average closing price of Beverly's shares over the period from December 31, 2003 through January 24, 2005, the last trading day before we made our proposal public. Since our proposal was made public, the closing price of Beverly's shares has traded above our offer price. We believe this is good for Beverly stockholders and, indeed, if justified by due diligence, we would be prepared to raise our offer price. The closing price of Beverly's shares
was $       on March    , 2005, the last trading day preceding the date of
this proxy statement

     As an alternative to this proposal, we are also prepared to discuss with the Beverly board a transaction whereby we would purchase Beverly's real estate assets and nursing facilities operations, leaving Beverly with the ancillary operations. As part of such a transaction, we would enter into contractual agreements whereby Beverly would continue to provide ancillary services to the nursing facilities. This transaction could be structured in several ways and the consortium would seek to adopt an approach which is most tax efficient for Beverly's stockholders. We are prepared to pay the equivalent of $9.00 per share in cash for these assets and operations and assume all liabilities not related to the ancillary businesses, leaving Beverly with a pure-play ancillary company consisting of the Aegis Therapies business and Home Care operating segment.

     We have calculated, based on information contained in Beverly's public filings, that at the offer price of $11.50 per share approximately $1.5 billion of financing would be needed to consummate the proposed transaction, including the refinancing of existing Beverly indebtedness. Our proposal would be financed with $375 million of committed equity financing, and the balance in debt financing. We have received several proposed financing commitments from financial institutions interested in providing this debt financing and are confident in our ability to obtain the financing necessary to complete a transaction with Beverly.

BACKGROUND TO THE SOLICITATION

     During the week of December 13, 2004, Mr. Whitman contacted William R. Floyd, the Chairman of the Board, President and Chief Executive Officer of Beverly, and discussed with him the possibility of a transaction between Beverly and the consortium.

     On December 22, 2004, Mr. Whitman sent a letter to Mr. Floyd offering to acquire the outstanding Beverly shares at a price of $11.50 per share in cash. The letter noted that this offer price reflected a premium of 30% over the average closing price of Beverly's stock over the twenty trading day period immediately preceding the date of that letter. The letter also stated that Formation was prepared to immediately commence due diligence review of Beverly, and if due diligence suggests that there is more value in Beverly, Formation would be prepared to raise its offer price accordingly. The letter also indicated that Formation was prepared to discuss a transaction whereby Formation would purchase Beverly's real estate assets and nursing facilities operations.

     In a letter to Mr. Whitman dated January 5, 2005, Mr. Floyd indicated that he had shared Mr. Whitman's December 22 letter with the Beverly board.

     On January 13, 2005, Mr. Whitman telephoned Mr. Floyd to discuss further the consortium's proposed transactions. Mr. Whitman offered to provide the Beverly board with additional information regarding the consortium's proposed transactions in an effort to assist the Beverly board in evaluating the consortium's proposals. In that connection, on January 19, 2005, Mr. Whitman sent a follow-up letter to Beverly expanding on the proposals set out in his letter of December 22. In his letter, Mr. Whitman reiterated that the consortium remains prepared to increase its $11.50 in cash offer price if due diligence suggested that there is more value in Beverly.

     On January 21, 2005, Beverly announced that it was accelerating the date of Beverly's 2005 annual meeting to April 21, 2005 from May 19, 2005, the tentative date for that meeting announced by Beverly in May 2004. At the same time, Beverly accelerated the deadline for submitting proposals and director nominees to February 5, 2005 from the March 6, 2005 date previously disclosed in Beverly's public filings. In its announcement, Beverly stated that it had accelerated the date of the annual meeting and the deadline for submitting proposals and director nominees because it had adopted a "policy to hold the Company's Annual Meeting of Stockholders as early as practicable in each calendar year."

     As required by the rules of the SEC, on January 24, 2005, Mr. Whitman, the members of the consortium and certain other parties filed with the SEC a Schedule 13D disclosing their ownership of approximately 8.1% of the outstanding shares of Beverly as well as the proposals previously made to the Beverly board.

     On January 24, 2005, Beverly announced that its board was reviewing the consortium's proposal and would "respond in due course." Mr. Whitman subsequently received a letter from Mr. Floyd, dated January 24, 2005, stating that the Beverly board would attempt to meet within the next week to ten days to evaluate the consortium's proposal.

     On January 25, 2005, Beverly announced that it had adopted a poison pill.

     On January 27, 2005, the Northwest Arkansas Democrat-Gazette reported in an article by Cristal Cody that, during a conference call with Beverly employees on January 26, 2005, Mr. Floyd stated that Beverly's acceleration of the date of its annual meeting and the deadline for submission of proposals and director nominations "short-circuits the Formation Capital financial group... If they wanted to put their directors up for election, by moving up the meeting, it would eliminate some of the time they would have to prepare." Although Mr. Floyd indicated in his January 24 letter as well as in a January 27, 2005 letter he sent to Mr. Whitman that the Beverly board was in the process of evaluating the consortium's proposal, according to the Northwest Arkansas Democrat-Gazette article, Mr. Floyd told Beverly employees on the January 26 conference call that "the company is not for sale."*

     On January 27, 2005, Fried, Frank, Harris, Shriver & Jacobson LLP, counsel to the consortium, sent a letter on the consortium's behalf to Douglas J. Babb, Executive Vice President, Chief Administrative Officer and Legal Officer of Beverly. This letter reiterated the consortium's desire to pursue a mutually beneficial, negotiated transaction with Beverly and its willingness to raise its offer to reflect additional value revealed during due diligence.

     On February 3, 2005, Beverly rejected Formation's proposals -- without engaging in any discussion with Formation regarding its proposals or permitting the consortium to conduct any due diligence.

     Later that day, Mr. Whitman sent to Mr. Floyd a letter on the consortium's behalf indicating the consortium's intention to nominate a slate of nominees for election to the Beverly board at the annual meeting. On February 4, 2005, Mr. Whitman submitted to Beverly's Secretary a notice of the business and proposals he intends to bring before the annual meeting and his intention to nominate a slate consisting of the independent nominees discussed below.

--------------------
* We have not sought or obtained consent from the Northwest Arkansas Democrat-Gazette to include these quotes in the proxy statement.

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                          THE INDEPENDENT NOMINEES

     At the 2005 annual meeting, Mr. Whitman will propose that Jeffrey A. Brodsky, John J. Durso, Philip L. Maslowe, Charles M. Masson, Mohsin Y. Meghji and Guy Sansone be elected as directors of Beverly. If elected, these nominees would hold office until Beverly's 2006 annual meeting (or until their successors are elected and qualified), and would constitute a majority of Beverly's board of directors.

     EACH OF THE NOMINEES HAS AGREED, UPON ELECTION TO BEVERLY'S BOARD OF DIRECTORS, TO EXERCISE HIS INDEPENDENT JUDGMENT IN ACCORDANCE WITH HIS FIDUCIARY DUTIES IN ALL MATTERS THAT COME BEFORE THE BEVERLY BOARD OF DIRECTORS.

     The nominees have furnished the following information regarding their principal occupations and certain other matters:

     JEFFREY A. BRODSKY, age 46, has since 2000 been a Managing Director of Quest Turnaround Advisors, LLC, a turnaround management consulting services firm. Since 2002, he has served as Chairman and Chief Executive Officer of PTV, Inc. (formerly NTL Europe, Inc. and NTL Incorporated), a new media company in the United Kingdom located at Trafalgar House, 11 Waterloo Place, London SW1Y 4AU, United Kingdom. Mr. Brodsky is currently a director of AboveNet, Inc., a provider of fiber connectivity for business. From 2002 to 2004, Mr. Brodsky served as a director of Comdisco Holding Company, Inc., a provider of equipment lease financing of information and technology equipment to a variety of industries. From 2002 to 2003, he served as Chairman of Cablecom GmbH, a cable network operator in Switzerland. From 1994 to 1996, he served as a director of Hawaiian Airlines.

     JOHN J. DURSO, age 53, has since 2002 been a partner of the Chicago office of the law firm Michael Best & Friedrich LLP, where he has chaired the national Long-Term Care Practice Group. Prior to joining Michael Best, Mr. Durso was for 17 years a partner with the law firm of Katten Muchin & Zavis, during which time he chaired the firm's national health care practice.

     PHILIP L. MASLOWE, age 57, served from 1997 until 2002 as Executive Vice President and Chief Financial Officer of The Wackenhut Corporation, a security, staffing and privatized prisons corporation. Prior to that, from 1993 to 1997, Mr. Maslowe served as Executive Vice President and Chief Financial Officer of KinderCare Learning Centers, Inc., the largest preschool and childcare provider in the U.S. Mr. Maslowe is currently a director of NorthWestern Corporation, a public utility company. Mr. Maslowe previously served as non-executive Chairman of AMF Bowling Worldwide, Inc., the world's largest owner and operator of bowling centers. From August 2002 to December 2004, Mr. Maslowe served on the Board of Directors of Mariner Health Care, Inc., a publicly held integrated health care services provider.

     CHARLES M. MASSON, age 51, has since September 2002 been managing partner of Masson & Company, LLC, a firm providing interim and crisis management, turnaround consulting and assessment, and financial restructuring services. From April 1999 to September 2002, Mr. Masson was a managing partner of Leary, Masson & Associates, LLC, a firm providing similar services. Since 2005, he has been serving as Chairman and Chief Restructuring Officer of Kinetic Systems, Inc., an engineering and construction provider of process piping to the semi-conductor and bio-pharmaceutical industries. In 2001, he served as Chief Executive Officer of Maidenform, Inc., an intimate apparel maker. Mr. Masson is currently a director of Algoma Steel Inc., an integrated steel producer.

     MOHSIN Y. MEGHJI, age 40, has since 2002 been a Principal of Loughlin Meghji + Company, a financial advisory boutique specializing in advising management, investors and lenders in relation to transactions involving financially challenged companies. From 1998 to 2002, he was a member of the Global Corporate Finance Group of Arthur Andersen LLP, the accounting firm. From May 2002 when it emerged from Chapter 11 to December 2004 upon its sale, Mr. Meghji served on the Board of Directors of Mariner Health Care, Inc., a publicly held integrated health care services provider. From July 1999 to May 2002, Mr. Meghji served as financial advisor to various creditors in relation to the restructuring of Mariner Health Care.

     GUY SANSONE, age 40, has since 1999 been with Alvarez & Marsal, LLC, a global professional services firm specializing in turnaround management and corporate restructuring, where he has been a Managing Director since 2002. From March 2003 to September 2004, he served as Interim Chief Financial Officer of Healthsouth Corporation, a provider of outpatient surgery, diagnostic imaging and rehabilitative healthcare services. In 2002, he served as Interim President and Chief Executive Officer of Rotech Healthcare Inc., a provider of home medical equipment, respiratory equipment and services and respiratory medications for home use. From 2000 to 2003, he served as Senior Vice President, focusing on the restructuring of Integrated Health Services Inc., a provider of post-acute healthcare services. From 1999 to 2000, he served as Chief Financial Officer of Telegroup, Inc., an alternative provider of domestic and international telecommunications services. Mr. Sansone is currently a director of Rotech Healthcare Inc.

     Each of the nominees has agreed to be named in this proxy statement and to serve as a director of Beverly, if elected. We do not expect that any of the six nominees will be unable to stand for election or serve as a director, but if any vacancy in the slate of nominees occurs for any reason the shares represented by the enclosed BLUE proxy card will be voted for a substitute candidate nominated by Mr. Whitman.

COMPENSATION OF BEVERLY DIRECTORS

     If elected to the Beverly board of directors, Mr. Whitman's nominees will not receive any compensation or indemnification from Mr. Whitman or the consortium for their service as directors of Beverly. If the nominees are elected, they will be non-employee directors of Beverly. Annex D of this Proxy Statement contains an excerpt from Beverly's 2005 proxy statement that describes how non-employee directors of Beverly were compensated in 2004.

     Each of the nominees, if elected, would be indemnified by Beverly for service as a director to the same extent indemnification is provided to other directors under Beverly's certificate of incorporation and bylaws. In addition, we believe that upon election, the nominees would be covered by Beverly's officer and director liability insurance, if any, and be entitled to any other benefits made available to directors by Beverly. Other than as described above, we are not aware of any arrangements under which non-employee directors of Beverly are compensated for services as a director of Beverly.

ARRANGEMENTS BETWEEN THE CONSORTIUM AND THE INDEPENDENT NOMINEES

     Appaloosa, on behalf of certain funds for which it acts as investment adviser, Franklin Mutual, on behalf of certain funds for which it acts as investment adviser, and Formation entered into an indemnification agreement with each of Mr. Whitman's nominees. The indemnification agreement provides that the consortium will indemnify each nominee against any and all damages, judgments, fines, penalties, losses and expenses suffered, incurred or sustained by that nominee or to which that nominee becomes subject, resulting from, arising out of or relating to a claim by reason of
(a) the nominee's standing for election to the Beverly board of directors at the annual meeting or (b) any event or occurrence relating to or arising out of, or any action taken or omitted to be taken in connection with the solicitation of proxies in support of the nominee's election as a director of Beverly at the annual meeting, but not in the nominee's capacity as a director of Beverly if he is so elected. Under the indemnification agreement, responsibility for payments or losses for which the consortium is liable will be allocated 40% to Appaloosa, 46.67% to Franklin Mutual and 13.33% to Formation, and each member of the consortium's liability under the indemnification agreement is limited to 40%, 46.67% and 13.33%, respectively, of $25,000,000.


ADDITIONAL INFORMATION CONCERNING THE SIX INDEPENDENT NOMINEES

     The six nominees have also furnished additional miscellaneous information located in Annex A of this proxy statement as required by the SEC.

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         MATTERS TO BE CONSIDERED AT BEVERLY'S 2005 ANNUAL MEETING

OUR PROPOSALS

     We are soliciting proxies to take the following actions at Beverly's 2005 annual meeting:

PROPOSAL 1:    To amend Beverly's bylaws to fix the number of directors
               constituting the entire Board of Directors at eight, by revising Article III, Section 2 of Beverly's bylaws to read in its entirety as follows:

               "Number of Directors. The number of Directors of the Corporation which shall comprise the full Board of Directors shall be fixed at eight."

PROPOSAL 2:    To repeal each provision of or amendment to Beverly's bylaws
               (other than the provisions and amendments added or effected pursuant to Proposal 1) adopted after the version of the bylaws, purportedly as of May 29, 1997, filed by Beverly with the SEC as Exhibit 3.4 to Beverly's Registration
               Statement on Form S-1 filed on June 4, 1997 (File No.
               333-28521).

PROPOSAL 3:    To elect each of Mr. Whitman's nominees to Beverly's board of directors, in lieu of any persons who may be nominated by Beverly's incumbent board of directors or by any other person.

PROPOSAL 4:    To require that action be taken at the annual meeting on
               proposals 1 through 3 above in the sequence indicated and before any other business is conducted.

In accordance with Beverly's bylaws, on February 4, 2005, Mr. Whitman delivered written notice to the Secretary of Beverly of his intention to nominate for election to Beverly's board at the annual meeting his six independent nominees and to present the proposals described above to the stockholders of Beverly for their approval at that meeting.

PURPOSES OF OUR PROPOSALS

     The purpose of each of the proposals is as follows:

     o The purpose of Proposal 1 is to ensure that Beverly does not increase the size of its current eight-member board in an effort to prevent the nominees from comprising a majority of the Beverly board if elected.

     o The purpose of Proposal 2 is to ensure that the provisions governing or related to the election of Beverly directors contained in the latest publicly available version of Beverly's bylaws have not been changed and will remain unchanged through the annual meeting. Proposal 2 is designed to repeal any amendments to the bylaws that the Beverly board may have previously adopted and not disclosed to stockholders and any amendments the board may adopt prior to the annual meeting, in each case to ensure that no such amendment will operate to thwart the will of the Beverly stockholders.

     o The purpose of Proposal 3 is to elect the six independent nominees of Mr. Whitman.

     o The purpose of Proposal 4 is to ensure that action is taken at the annual meeting in a logical manner and to prevent results that would thwart the will of Beverly's stockholders as expressed by their votes at the annual meeting.

MANAGEMENT'S PROPOSALS

          Beverly has announced that it will present the following proposal at the 2005 Annual Meeting:


PROPOSAL 5:    Ratification of the appointment of Ernst & Young LLP as
               Beverly's independent registered accounting firm for 2005.

     Beverly is seeking stockholder ratification of the appointment of Ernst & Young LLP as its independent registered public accounting firm for 2005.

     We have no recommendation with respect to this Proposal 5.

WE STRONGLY RECOMMEND A VOTE FOR THE ELECTION OF THE SIX NOMINEES AND FOR EACH OF MR. WHITMAN'S OTHER PROPOSALS DESCRIBED ABOVE (PROPOSALS 1 THROUGH 4 ON THE ACCOMPANYING BLUE PROXY CARD).


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              REASONS TO VOTE FOR THE SIX INDEPENDENT NOMINEES
                      AND MR. WHITMAN'S OTHER PROPOSALS

     We believe that the incumbent Beverly board is not acting on behalf of all Beverly stockholders. Mr. Whitman and the members of the consortium urge all Beverly stockholders to vote FOR the election of the six independent nominees, FOR the proposal to fix the size of the board at eight and FOR the other proposals that are designed to ensure that the will of the Beverly stockholders is not thwarted (Proposals 1 through 4 on the accompanying BLUE proxy card).

     A VOTE FOR THE INDEPENDENT NOMINEES AND MR. WHITMAN'S OTHER PROPOSALS LETS BEVERLY KNOW THAT YOU WANT DIRECTORS WHO WILL REPRESENT THE BEST INTERESTS OF THE STOCKHOLDERS AND, SUBJECT TO THEIR FIDUCIARY DUTIES, WILL BE COMMITTED TO MAXIMIZING THE VALUE OF YOUR INVESTMENT IN BEVERLY BY IMPLEMENTING A PROCESS THAT WILL GIVE DUE CONSIDERATION TO THE CONSORTIUM'S PROPOSALS AND ANY OTHER PROPOSALS BEVERLY MAY RECEIVE FROM US OR OTHERS.

     We believe that the incumbent Beverly board has placed the interests of Mr. Floyd and the other members of Beverly's senior management above the interests of the stockholders by refusing to engage in any discussion with us to discuss the merits of our proposal, not permitting us to conduct due diligence of Beverly, despite the fact that we have said consistently that, if justified by due diligence, we would be prepared to raise our offer, putting in place a "poison pill" rights plan and abruptly accelerating the date of the annual meeting and the deadline for submitting proposals and director nominees.

     The incumbent Beverly board has refused to meet with us to discuss the merits of our proposal despite the fact that the $11.50 per share in cash price offered by us reflects a premium of 46% to the average closing price of Beverly's shares over the period from December 31, 2003 through January 24, 2005, the last trading day before we made our proposal public.

     Although the six independent nominees have not given Mr. Whitman or the consortium any commitments relating to our proposal or otherwise, and neither Mr. Whitman nor the consortium has sought any commitments from them relating to our proposals, the nominees have indicated that, if elected, they will, subject to their fiduciary duties, be committed to maximizing the value of your investment in Beverly by implementing a process that would give due consideration to our proposal as well as any other proposals Beverly may receive from us or others. Even if the six nominees are elected, there is no guarantee that Beverly or any of its assets will be sold to us or any other third party. However, by voting for Mr. Whitman's nominees, Beverly's stockholders will endorse a process that will give due consideration to our proposals and any other proposals Beverly may receive. The exact scope of the process, which may include an auction or other sale process designed to maximize shareholder value, will be determined by the nominees based on advice of independent legal and financial advisors, subject to their fiduciary duties as directors of Beverly.

     YOU CAN TAKE SOME IMMEDIATE STEPS TO HELP OBTAIN THE MAXIMUM VALUE OF YOUR SHARES:

     (1) SIGN, DATE AND RETURN YOUR BLUE PROXY CARD TODAY, VOTING FOR THE ELECTION OF MR. WHITMAN'S SIX NOMINEES, FOR HIS PROPOSAL TO AMEND THE BYLAWS TO FIX THE SIZE OF THE BOARD AT EIGHT, AND FOR HIS OTHER PROPOSALS (PROPOSALS 1 THROUGH 4); AND

     (2) MAKE YOUR VIEWS KNOWN TO BEVERLY'S INCUMBENT BOARD OF DIRECTORS.

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                                   VOTING

     For the proxy solicited hereby to be voted, the enclosed BLUE proxy card must be signed, dated, and returned in the envelope enclosed, in time to be voted at the 2005 annual meeting. If you wish to vote "FOR" the election of the six nominees and "FOR" the adoption of each of Mr. Whitman's other proposals you must submit the enclosed BLUE proxy card and must NOT submit Beverly's proxy card. If you have already returned Beverly's proxy card, you have the right to revoke it as to all matters covered thereby and may do so by subsequently signing, dating, and mailing the enclosed BLUE proxy card. Only your latest dated proxy will count at the annual meeting. Execution of a BLUE proxy card will not affect your right to attend the annual meeting and to vote in person.

     Any proxy may be revoked as to all matters covered thereby at any time prior to the time a vote is taken by (i) delivering a written notice of revocation bearing a later date than the proxy, (ii) duly executing and delivering a later dated written proxy relating to the same shares or (iii) attending the annual meeting and voting in person (although attendance at the annual meeting will not in and of itself constitute a revocation of a proxy). To be effective, any written notice of revocation or subsequent BLUE proxy should be mailed or delivered to, and received by, MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016 or Beverly's corporate secretary before the taking of votes at the annual meeting. Beverly shares represented by a valid, unrevoked BLUE proxy card will be voted as specified. Shares represented by a BLUE proxy card where no specification has been made will be voted "FOR" the election of Mr. Whitman's six nominees, "FOR" the adoption of each of Mr. Whitman's proposals and "ABSTAIN" with respect to Beverly's proposal to ratify the appointment of Ernst & Young LLP as Beverly's independent registered public accounting firm for 2005. Except as set forth in this proxy statement, we are not aware of any other matter to be considered at the annual meeting. If you return a BLUE proxy card and any other matter is presented at the annual meeting, the persons named on the enclosed BLUE proxy card will vote your shares in accordance with their best judgment concerning such matter.

     If any of your shares were held in the name of a brokerage firm, bank, bank nominee or other institution on March 7, 2005, the record date for the annual meeting, only that institution can vote your shares and only upon its receipt of your specific instructions. Accordingly, please promptly contact the person responsible for your account at the relevant institution and instruct that person to execute and return the BLUE proxy card on your behalf. You should also promptly sign, date and mail the voting instruction form (or BLUE proxy card) that your broker or banker sends you. Please do this for each account you maintain to ensure that all of your shares are voted. If any of your shares were held in the name of a brokerage firm, bank, bank nominee or other institution on the record date, to revoke your proxy you will need to give appropriate instructions to the relevant institution. If you do not give instructions to your broker or other nominee, your shares will not be voted for the election of directors or on any of Mr. Whitman's proposals.

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            CHANGE IN CONTROL PROVISIONS IN BEVERLY'S EMPLOYMENT
               AGREEMENTS, BENEFIT PLANS AND OTHER AGREEMENTS

     Beverly's board of directors has taken affirmative steps to impose transaction costs on any person that may seek to acquire control of Beverly. The following is derived from Beverly's 2005 proxy statement and other public filings.

     Beverly has current employment agreements with four executive officers: William R. Floyd, Douglas J. Babb, Jeffrey P. Freimark and Cindy
H. Susienka. Upon termination of employment in connection with a change in control, these employment agreements generally provide for severance benefits equal to three years of base salary and target bonus, vesting of all stock-based compensation, continuation of medical, dental and disability coverage for three years and relocation reimbursement. James M. Griffith, an officer of Beverly, is also party to a severance agreement with Beverly providing for benefits on a termination after a change in control similar to those described in the preceding sentence. Richard D. Skelly, Jr., another officer of Beverly, does not have an employment or severance agreement, but the terms of his offer letter of employment provide for two years base salary and target bonus upon a change in control.

     In addition, Beverly's 1997 Long-Term Incentive Plan provides that the Nominating and Compensation Committee of the Beverly board may accelerate the payment or vesting and release any restrictions on any awards in the event of a change in control. Under Beverly's Non-Employee Directors' Stock Option Plan, stock options and other awards will automatically vest in the case of a change in control of Beverly.

     On January 1, 2004, Beverly adopted its Enhanced Supplemental Executive Retirement Plan (Enhanced SERP) for a select group of Beverly's senior executive employees. The Enhanced SERP is a nonqualified, unsecured deferred compensation plan, informally funded through a "rabbi trust." Each year Beverly may make a contribution on each participant's behalf equal to a percentage of his or her salary and compensation for the year. Following any change in control, contributions will equal at least the amount made on each participant's behalf immediately prior to the change in control. If a participant is terminated without cause within two years following a change in control, contributions will continue to be made on the participant's behalf based on the participant's compensation and the Enhanced SERP contributions that were made immediately prior to such termination, until the earlier of the time the participant attains age 60 or would have completed ten years of plan participation.

     On December 31, 2002, Beverly adopted an Executive Deferred Compensation Plan (EDC Plan) for a designated group of management or highly compensated employees. The EDC Plan is a nonqualified, unsecured deferred compensation plan, informally funded through a "rabbi trust." Each year, Beverly may make certain matching contributions to participants under the EDC Plan. Beverly contributions generally vest after five years of combined EDC Plan and SERP Participation. However, upon a change in control, all vesting is accelerated.

     In March 2004, Beverly established the Retention Enhancement Program
(REP) to provide enhanced benefits to Mr. Floyd. Pursuant to the REP, Beverly will make contributions each year to an account established for Mr. Floyd under the EDC Plan. It is intended that when the total contributions under the REP and earnings on the contributions are added to Mr. Floyd's SERP benefits, this will provide him with a combined retirement benefit equal to 40% of his total final compensation. Upon a change in control, all of Mr. Floyd's benefits under the REP will be vested.

     If the persons serving as directors of Beverly before any contested election for the Beverly board cease to make up more than 50% of the Beverly board, a "change in control" will be deemed to have occurred for purposes of the employment agreements, plans and programs referenced above. Neither Beverly's 2005 proxy statement nor its other public filings quantify the costs Beverly would be required to incur if these change in control provisions were to be triggered under these agreements, plans and programs.

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         CHANGE IN CONTROL PROVISIONS IN BEVERLY'S DEBT INSTRUMENTS

     According to Beverly's public filings, certain of Beverly's debt instruments would impose costs on Beverly and require Beverly to take certain actions in the event of a change in control under the Company's debt instruments. The following summary of certain of the provisions of those debt instruments is based on the copies of those instruments included in Beverly's public filings.

     Under each of the debt instruments described below, except as otherwise noted, a "change in control" will be deemed to have occurred on the first day on which a majority of the members of Beverly's Board are not Continuing Directors. "Continuing Directors" is generally defined to mean the Beverly directors as of the date of the debt instrument or directors who were nominated for election or elected to the Board with the approval of the Continuing Directors who were members of the Board at the time of the new director's nomination or election.

     As of September 30, 2004, Beverly had outstanding 7 7/8% Senior Subordinated Notes due 2014 in the aggregate principal amount of $215 million. The indenture to which these Notes are subject, provides that, upon a change in control, each holder of these Notes will have the right to require Beverly to repurchase all or any part of such holder's Notes at an offer price in cash equal to 101% of the aggregate principal amount of these Notes, plus accrued and unpaid interest. According to Bloomberg,
L.P., as of    , 2005, these Notes were trading at a price in excess of 106%
of the aggregate principal amount of these Notes.

     As of September 30, 2004, Beverly had outstanding 2.75% Convertible Subordinated Notes due 2033 in the aggregate principal amount of $115 million. The indenture to which these notes are subject provides that, upon a change in control, each holder of these Notes will have the right to require Beverly to repurchase all or any part of such holder's Notes at an offer price in cash equal to 100% of the aggregate principal amount of such Notes, plus accrued and unpaid interest. However, under the indenture, a change in control will not be deemed to have occurred if the market price per share of Beverly common stock for any five trading days within the period of 10 consecutive trading days immediately before the first day on which a majority of the members of the Beverly Board are not Continuing Directors equals or exceeds 105% of the conversion price of the Notes in effect on each such trading day. According to Beverly's public filings, the conversion price is $7.45 per share. According to Bloomberg, L.P., as of
            , the market price per share of Beverly common stock exceeds
105% of the conversion price of the Notes. In addition, as of         , 2005,
these Notes were trading at a price in excess of 100% of the aggregate principal amount of these Notes.

     Under the indenture, the 2.75% Notes are convertible into Beverly common stock only upon the occurrence of specified events, including the occurrence of a change of control of Beverly. Although not provided for in the indenture, the prospectus supplement describing the 2.75% Notes (filed by Beverly with the SEC on October 17, 2003) discloses that if a change in control would be deemed to have occurred but for the fact that the market price of a Beverly share exceeds 105% of the conversion price of the Notes during the time period specified in the preceding paragraph, the holders may nonetheless convert their Notes into shares of Beverly common stock for a specified period following the event in question.

     Under the terms of Beverly's Credit Agreement, dated as of October 22, 2003, among Beverly, Lehman Brothers Inc., Lehman Commercial Paper Inc., Bank of Montreal, General Electric Capital Corporation, Merrill Lynch Capital and Wells Fargo Foothills, Inc., a change in control is deemed to constitute an event of default, upon which the lenders may terminate the revolving credit commitments and/or declare all loans under the Credit Agreement to be due and payable.

     The Credit Agreement provides for senior secured financing of $224,325,000, consisting of a five-year term loan of $134,325,000, and a four-year $90,000,000 revolving credit facility. As of September 30, 2004, there was $134,325,000 in principal amount outstanding under the term loan and $28.9 million being utilized for standby letters of credit under the revolver. In October 2004, Beverly caused a wholly-owned subsidiary to enter into a new $40 million letter of credit facility to which, as of October 31, 2004, Beverly transferred $10.8 million in standby letters of credit outstanding under its revolver. In addition, on January 11, 2005, Beverly disclosed that it intends to transfer its remaining standby letters of credit to this facility. (Under this letter of credit facility, a change in control is not deemed to have occurred even if a majority of the members of Beverly's Board are not Continuing Directors.) If this transfer has occurred and Beverly has not subsequently drawn down any amounts under the revolver, Beverly's $90 million revolver would be entirely freed up. Moreover, based on the term loan repayment schedule in the Credit Agreement, Beverly should have repaid $1,012,500 in principal of its term loan, leaving approximately $133,312,500 of principal outstanding as of the date of this proxy statement.

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                             OTHER INFORMATION

SOLICITATION OF PROXIES

     We have retained MacKenzie Partners to assist in soliciting BLUE proxies from banks, brokers, nominees, institutions and individuals. We have agreed to pay MacKenzie a fee of $[ ] for assisting in soliciting proxies for the 2005 annual meeting, and have agreed to reimburse MacKenzie for its reasonable out-of-pocket expenses. The consortium's agreement with MacKenzie contains customary indemnification provisions. Responsibility for the fees, expenses and other amounts payable to MacKenzie will be allocated 40% to Appaloosa, 46.67% to Franklin Mutual and 13.33% to Formation. MacKenzie anticipates that it will use approximately [ ] persons in its solicitation efforts. Arrangements will also be made with custodians, nominees and fiduciaries for forwarding proxy solicitation materials to beneficial owners of shares held as of the record date of the annual meeting. The consortium will reimburse such custodians, nominees and fiduciaries for reasonable expenses incurred in connection therewith. In addition, Mr. Whitman's nominees and the persons listed on Annex B attached to this proxy statement may solicit BLUE proxies. Information regarding such persons is included in Annex B. No additional compensation will be paid for such services. Solicitation may be conducted in person, by telephone, electronically or by other means of communication.

     The consortium has engaged Eureka Capital Markets LLC (Eureka) as its financial advisor to provide certain financial advisory and investment banking services in connection with the consortium's proposal to Beverly and related matters. Eureka is also party to a term sheet entered into with Appaloosa, Franklin Mutual and Formation relating to the proposed transaction under which Eureka will be entitled to a financial advisory fee, if a transaction with Beverly is completed, and further amounts if the consortium's acquisition of Beverly or its assets yields a specified return, as described more fully in Schedule III to Annex B. Neither Eureka nor any of its employees was retained by the consortium to solicit proxies for the annual meeting. Eureka does not acknowledge that it or any of its directors, officers, employees, affiliates or controlling persons is a "participant," as defined in Schedule 14A promulgated under the Exchange Act, in the solicitation of proxies for the annual meeting, or that
Schedule 14A requires the disclosure of certain information concerning them. However, Eureka and certain of its respective directors, officers, employees, affiliates or controlling persons may assist the consortium or Mr. Whitman in its solicitation as part of their broader engagement, although neither Eureka nor any such directors, officers, employees, affiliates or controlling persons will receive any fee for, or in connection with, any solicitation activities apart from the fees Eureka is otherwise entitled to receive under the term sheet. Information regarding Eureka and its directors, officers, employees, affiliates or controlling persons who may assist Mr. Whitman or the consortium in soliciting proxies is included in Annex B.

     All costs incidental to the solicitations of proxies on behalf of the consortium and Mr. Whitman will be borne by the consortium and allocated 40% to Appaloosa, 46.67% to Franklin Mutual and 13.33% to Formation. Total expenditures for these solicitations are estimated to be approximately $[ ]. Total expenditures to date are approximately $[ ]. The consortium will seek reimbursement from Beverly upon completion of the solicitation of all expenses incurred in connection with the nomination of the six nominees, the submission of our proposals and this solicitation. Mr. Whitman does not intend to seek the approval of Beverly's stockholders for that reimbursement.

APPRAISAL RIGHTS

     Beverly's stockholders do not have dissenter's rights of appraisal as a result of this solicitation or the adoption of any of the proposals included in this proxy statement.

DEADLINE FOR SUBMITTING STOCKHOLDER PROPOSALS FOR THE 2006 ANNUAL MEETING

     According to publicly available documents and under Rule 14a-8 of the Exchange Act, stockholder proposals may be eligible for inclusion in Beverly's 2006 proxy statement and form of proxy. To be included in the 2006 proxy statement and form of proxy, stockholder proposals must be received by Beverly's Corporate Secretary not less than 120 calendar days before the date Beverly's 2005 proxy statement is released to stockholders. In addition, according to Beverly's advance notice bylaw, any stockholder proposal to be presented from the floor at the 2006 annual meeting of the stockholders must be received by the Corporate Secretary at least seventy-five days before the meeting. According to Beverly's 2005 proxy statement, Beverly currently expects that the 2006 annual meeting will be held on April 20, 2006. If this is the date set by the Beverly board, stockholder proposals to be presented from the floor will be due by February 4, 2006.


                                              ARNOLD M. WHITMAN
Dated: March     , 2005

                                                                       ANNEX A

                    MISCELLANEOUS INFORMATION CONCERNING
                          THE INDEPENDENT NOMINEES



    The business address of each the nominees is as follows:


Jeffrey A. Brodsky
Quest Turnaround Advisors, LLC
RiverView at Purchase
287 Bowman Avenue
Purchase, NY  10577

John J. Durso
Michael Best & Friedrich LLP
401 North Michigan Avenue
Suite 1900
Chicago, Illinois  60611

Philip L. Maslowe
12900 Brynwood
Palm Beach Gardens, Florida  33418

Charles M. Masson
Masson & Company, LLC
420 Lexington Avenue
Suite 2045
New York, New York  10170

Mohsin Y. Meghji
Loughlin Meghji + Company
148 Madison Avenue
New York, NY  10016

Guy Sansone
Alvarez & Marsal, Inc.
600 Lexington Avenue
New York, NY  10022

     Mr. Whitman believes that his six independent nominees, including any independent nominee elected to fill a newly created directorship, if elected will exercise their independent judgment and fiduciary duties as directors of Beverly. In that connection, the nominees have indicated that, if elected, they will, subject to their fiduciary duties, be committed to maximizing the value of your investment in Beverly by implementing a process that would give due consideration to our proposal as well as any other proposals Beverly may receive from us or others. Mr. Whitman and certain of the persons listed on Annex B, who may be participants in the solicitation, beneficially own shares of Beverly. To the extent that the election of these nominees and the approval of Mr. Whitman's other proposals may have an impact on the consummation of our proposed transaction or any other transaction in which Beverly shares are acquired by a third party, Mr. Whitman and the other participants in the solicitation could be considered to have an interest in the matters to be acted upon at the 2005 annual meeting.

     Except as set forth in this Annex A or the proxy statement to which this is attached, to the knowledge of Mr. Whitman, there is no other information regarding any of his nominees that is required to be disclosed in a proxy statement filed pursuant to the proxy rules of the SEC.

                                                                       ANNEX B

       PERSONS WHO MAY BE PARTICIPANTS IN THE SOLICITATION OF PROXIES

     Set forth below are the names, principal business addresses and principal occupations or employment of the persons who may assist Mr. Whitman in the solicitation of proxies in connection with Beverly's 2005 annual meeting, and the name, principal business and address of any corporation or other organization in which their employment is carried on. Information with respect to Mr. Whitman's nominees is included in the attached proxy statement and in Annex A thereto. To the extent any of these individuals assists Mr. Whitman in the solicitation of proxies for the annual meeting, these persons may be deemed "participants" as defined in
Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended. The fact that a person is listed below shall not be deemed an admission that such person is a participant. To the extent that a participant is a Beverly stockholder and/or an officer or equityholder of a member of the consortium, such participant's interest in the matters to be acted upon at the annual meeting rests in electing directors committed to proceeding with a process that would give due consideration to our proposal and any other proposals Beverly may receive from us or others.


                    PRINCIPAL OCCUPATION     ADDRESS OF PRINCIPAL
NAME                    OR EMPLOYMENT        EMPLOYER
----------------------------------------------------------------------
Appaloosa                 Hedge fund         c/o Appaloosa Partners
Investment                                   Inc., 26 Main Street,
Limited                                      1st Floor, Chatham, New
Partnership I                                Jersey 07928
(AILP)
----------------------------------------------------------------------
Palomino Fund             Hedge fund         c/o Appaloosa Partners
Ltd.                                         Inc., 26 Main Street,
(Palomino)                                   1st Floor, Chatham, New
                                             Jersey 07928
----------------------------------------------------------------------
Appaloosa          General partner of AILP   c/o Appaloosa Partners
                  and investment adviser to  Inc., 26 Main Street,
                           Palomino          1st Floor, Chatham, New
                                             Jersey 07928
----------------------------------------------------------------------
Appaloosa             General partner of     26 Main Street, 1st
Partners Inc.             Appaloosa          Floor, Chatham, New
(API)                                        Jersey 07928
----------------------------------------------------------------------
David Tepper           President of API      26 Main Street, 1st
                                             Floor, Chatham, New
                                             Jersey 07928
----------------------------------------------------------------------
Ronald Goldstein      Vice President and     26 Main Street, 1st
                       Secretary of API      Floor, Chatham, New
                                             Jersey 07928
----------------------------------------------------------------------
Franklin Mutual       Investment adviser     51 John F. Kennedy
                   registered with the SEC   Parkway, Short Hills,
                  and investment adviser to  New Jersey 07078
                      certain investment
                     companies within the
                   Franklin/Templeton Group
                           of Fund
----------------------------------------------------------------------
Michael J. Embler  Senior Vice President of  51 John F. Kennedy
                       Franklin Mutual       Parkway, Short Hills,
                                             New Jersey 07078
----------------------------------------------------------------------
Northbrook NBV,       General investment     500 Skokie Boulevard,
LLC                       activities         Suite 310, Northbrook,
(Northbrook)                                 Illinois 60062
----------------------------------------------------------------------
David Hokin        Chief Strategist of DH2,  500 Skokie Boulevard,
                             Inc.            Suite 310, Northbrook,
                                             Illinois 60062
----------------------------------------------------------------------
Rob Rubin         Managing Director of DH2,  500 Skokie Boulevard,
                             Inc.            Suite 310, Northbrook,
                                             Illinois 60062
----------------------------------------------------------------------
Robert Hartman        Chairman of Nucare     6633 N. Lincoln Avenue,
                        Services Corp        Lincolnwood, Illinois
                                             60712
----------------------------------------------------------------------
David Reis        Managing Member of Senior  19 Post Road East,
                    Care Development, LLC    Westport, Connecticut
                                             06880
----------------------------------------------------------------------
Baylor            Holds selected securities  c/o Formation Capital,
Enterprises, LLC                             LLC, 1035 Powers Place,
                                             Alpharetta, Georgia
                                             30004
----------------------------------------------------------------------
Arnold M. Whitman  Chief Executive Officer,  1035 Powers Place,
                  Treasurer and Co-Chairman  Alpharetta, Georgia
                         of Formation        30004
----------------------------------------------------------------------
Steve Fishman       President of Formation   1035 Powers Place,
                                             Alpharetta, Georgia
                                             30004
----------------------------------------------------------------------
Formation          Investing in the senior   1035 Powers Place,
                    housing and long-term    Alpharetta, Georgia
                        care industry        30004
----------------------------------------------------------------------
Eureka             Financial advisory firm   21 East 40th St, Suite
                                             1300
                                             NY, NY 10016
----------------------------------------------------------------------
Stephen A. Greene    Managing Director of    21 East 40th St, Suite
                            Eureka           1300
                                             NY, NY 10016
----------------------------------------------------------------------
Mark Hyman           Managing Director of    21 East 40th St, Suite
                            Eureka           1300
                                             NY, NY 10016
----------------------------------------------------------------------
Leslie Feldman      Executive Director of    21 East 40th St, Suite
                            Eureka           1300
                                             NY, NY 10016
----------------------------------------------------------------------

INTERESTS OF POTENTIAL PARTICIPANTS

     Information regarding the interests of the potential participants described above that is required to be disclosed under the rules of the SEC is set forth in Schedules I, II and III.

                                 Schedule I

               Beneficial Ownership of Potential Participants
                          in Beverly Common Stock

     The following table sets forth the amount of each class of securities of Beverly which each of the potential participants listed above in this Annex B owns beneficially, directly or indirectly:

-------------------------------------------------------------------------------

                                CLASS OF                  NUMBER OF
NAME                            SECURITY                   SHARES
-------------------------------------------------------------------------------
     Appaloosa               Common Stock                 1,873,122
Investment Limited
   Partnership I
-------------------------------------------------------------------------------
Palomino Fund Ltd.           Common Stock                 1,641,178
-------------------------------------------------------------------------------
     Appaloosa               Common Stock                 3,514,300
-------------------------------------------------------------------------------
Appaloosa Partners           Common Stock                 3,514,300
       Inc.
-------------------------------------------------------------------------------
   David Tepper              Common Stock                 3,514,300
-------------------------------------------------------------------------------
  Franklin Mutual            Common Stock                 3,508,900
-------------------------------------------------------------------------------
Northbrook NBV, LLC          Common Stock                 1,487,200
-------------------------------------------------------------------------------
    David Hokin              Common Stock                 1,487,200
-------------------------------------------------------------------------------
     Rob Rubin               Common Stock                 1,487,200
-------------------------------------------------------------------------------
  Robert Hartman             Common Stock                 1,487,200
-------------------------------------------------------------------------------
    David Reis               Common Stock                  200,000
-------------------------------------------------------------------------------
Baylor Enterprises           Common Stock                   21,900
        LLC
-------------------------------------------------------------------------------
 Arnold M. Whitman           Common Stock                 26,600 [1]
-------------------------------------------------------------------------------

[1] Includes 100 shares of Beverly Common Stock held of record by Mr. Whitman.

                                Schedule II

       Transactions in Beverly Common Stock Since February 18, 2003+


     The following table contains a summary description of all purchases and sales of the common stock of Beverly effected within the past two years by the potential participants set forth above in this Annex B:






                             DATE OF            AMOUNT OF
                           TRANSACTION            SHARES              BUY/SELL
Appaloosa Investment
Limited Partnership I     October 4, 2004         54,899                Buy
                          October 5, 2004         37,310                Buy
                          October 6, 2004         26,330                Buy
                          October 6, 2004         79,950                Buy
                          October 7, 2004         14,018                Buy
                          October 8, 2004         51,914                Buy
                          October 11, 2004        42,640                Buy
                          October 12, 2004       106,600                Buy
                          October 13, 2004        87,945                Buy
                          October 14, 2004        30,594                Buy
                          October 15, 2004        26,597                Buy
                          October 18, 2004       103,935                Buy
                          October 19, 2004        20,094                Buy
                          October 26, 2004        27,343                Buy
                          October 26, 2004         2,665                Buy
                          October 27, 2004        46,371                Buy
                          October 27, 2004         5,330                Buy
                          October 27, 2004         7,462               Sell
                          October 28, 2004       136,555                Buy
                          October 28, 2004        15,777                Buy
                          October 29, 2004        45,305                Buy
                          November 1, 2004        39,975                Buy
                          November 1, 2004         1,759               Sell
                          January 7, 2005         73,074                Buy
                          January 13, 2005        68,224                Buy
                          January 14, 2005        87,945                Buy
                          January 18, 2005       213,200                Buy
                          January 19, 2005       213,200                Buy
                          January 20, 2005       139,433                Buy
                          January 21, 2005        39,229                Buy
                          January 24, 2005        45,891                Buy

Palomino Fund Ltd.        October 4, 2004         48,101                Buy
                          October 5, 2004         32,690                Buy
                          October 6, 2004         23,070                Buy
                          October 6, 2004         70,050                Buy
                          October 7, 2004         12,282                Buy
                          October 8, 2004         45,486                Buy
                          October 11, 2004        37,360                Buy
                          October 12, 2004        93,400                Buy
                          October 13, 2004        77,055                Buy
                          October 14, 2004        26,806                Buy
                          October 15, 2004        23,303                Buy
                          October 18, 2004        91,065                Buy
                          October 19, 2004        17,606                Buy
                          October 26, 2004        23,957                Buy
                          October 26, 2004         2,335                Buy
                          October 27, 2004        40,629                Buy
                          October 27, 2004         4,670                Buy
                          October 27, 2004         6,538               Sell
                          October 28, 2004       119,645                Buy
                          October 28, 2004        13,823                Buy
                          October 29, 2004        39,695                Buy
                          November 1, 2004        35,025                Buy
                          November 1, 2004         1,541               Sell
                          January 7, 2005         64,026                Buy
                          January 13, 2005        59,776                Buy
                          January 14, 2005        77,055                Buy
                          January 18, 2005       186,800                Buy
                          January 19, 2005       186,800                Buy
                          January 20, 2005       122,167                Buy
                          January 21, 2005        34,371                Buy
                          January 24, 2005        40,209                Buy

Appaloosa                 October 4, 2004        103,000                Buy
                          October 5, 2004         70,000                Buy
                          October 6, 2004         49,400                Buy
                          October 6, 2004        150,000                Buy
                          October 7, 2004         26,300                Buy
                          October 8, 2004         97,400                Buy
                          October 11, 2004        80,000                Buy
                          October 12, 2004       200,000                Buy
                          October 13, 2004       165,000                Buy
                          October 14, 2004        57,400                Buy
                          October 15, 2004        49,900                Buy
                          October 18, 2004       195,000                Buy
                          October 19, 2004        37,700                Buy
                          October 26, 2004        51,300                Buy
                          October 26, 2004         5,000                Buy
                          October 27, 2004        87,000                Buy
                          October 27, 2004        10,000                Buy
                          October 27, 2004        14,000               Sell
                          October 28, 2004       256,200                Buy
                          October 28, 2004        29,600                Buy
                          October 29, 2004        85,000                Buy
                          November 1, 2004        75,000                Buy
                          November 1, 2004         3,300               Sell
                          January 7, 2005        137,100                Buy
                          January 13, 2005       128,000                Buy
                          January 14, 2005       165,000                Buy
                          January 18, 2005       400,000                Buy
                          January 19, 2005       400,000                Buy
                          January 20, 2005       261,600                Buy
                          January 21, 2005        73,600                Buy
                          January 24, 2005        86,100                Buy

Appaloosa Partners Inc.   October 4, 2004        103,000                Buy
                          October 5, 2004         70,000                Buy
                          October 6, 2004         49,400                Buy
                          October 6, 2004        150,000                Buy
                          October 7, 2004         26,300                Buy
                          October 8, 2004         97,400                Buy
                          October 11, 2004        80,000                Buy
                          October 12, 2004       200,000                Buy
                          October 13, 2004       165,000                Buy
                          October 14, 2004        57,400                Buy
                          October 15, 2004        49,900                Buy
                          October 18, 2004       195,000                Buy
                          October 19, 2004        37,700                Buy
                          October 26, 2004        51,300                Buy
                          October 26, 2004         5,000                Buy
                          October 27, 2004        87,000                Buy
                          October 27, 2004        10,000                Buy
                          October 27, 2004        14,000               Sell
                          October 28, 2004       256,200                Buy
                          October 28, 2004        29,600                Buy
                          October 29, 2004        85,000                Buy
                          November 1, 2004        75,000                Buy
                          November 1, 2004         3,300               Sell
                          January 7, 2005        137,100                Buy
                          January 13, 2005       128,000                Buy
                          January 14, 2005       165,000                Buy
                          January 18, 2005       400,000                Buy
                          January 19, 2005       400,000                Buy
                          January 20, 2005       261,600                Buy
                          January 21, 2005        73,600                Buy
                          January 24, 2005        86,100                Buy

David Tepper              October 4, 2004        103,000                Buy
                          October 5, 2004         70,000                Buy
                          October 6, 2004         49,400                Buy
                          October 6, 2004        150,000                Buy
                          October 7, 2004         26,300                Buy
                          October 8, 2004         97,400                Buy
                          October 11, 2004        80,000                Buy
                          October 12, 2004       200,000                Buy
                          October 13, 2004       165,000                Buy
                          October 14, 2004        57,400                Buy
                          October 15, 2004        49,900                Buy
                          October 18, 2004       195,000                Buy
                          October 19, 2004        37,700                Buy
                          October 26, 2004        51,300                Buy
                          October 26, 2004         5,000                Buy
                          October 27, 2004        87,000                Buy
                          October 27, 2004        10,000                Buy
                          October 27, 2004        14,000               Sell
                          October 28, 2004       256,200                Buy
                          October 28, 2004        29,600                Buy
                          October 29, 2004        85,000                Buy
                          November 1, 2004        75,000                Buy
                          November 1, 2004         3,300               Sell
                          January 7, 2005        137,100                Buy
                          January 13, 2005       128,000                Buy
                          January 14, 2005       165,000                Buy
                          January 18, 2005       400,000                Buy
                          January 19, 2005       400,000                Buy
                          January 20, 2005       261,600                Buy
                          January 21, 2005        73,600                Buy
                          January 24, 2005        86,100                Buy

Franklin Mutual           October 26, 2004       240,000                Buy
                          October 27, 2004       134,800                Buy
                          October 28, 2004        18,900                Buy
                          October 28, 2004       150,000                Buy
                          October 28, 2004       420,800                Buy
                          October 29, 2004       190,400                Buy
                          November 1, 2004       639,700                Buy
                          November 2, 2004       200,000                Buy
                          January 13, 2005       128,000                Buy
                          January 14, 2005       165,000                Buy
                          January 18, 2005       400,000                Buy
                          January 19, 2005       400,000                Buy
                          January 20, 2005       261,600                Buy
                          January 21, 2005        73,600                Buy
                          January 24, 2005        86,100                Buy

Northbrook NBV LLC
("Northbrook")

Note [1]                  October 6, 2004            500                Buy
Note [1]                  October 8, 2004         31,600                Buy
Note [1]                  October 11, 2004        57,400                Buy
Note [1]                  October 13, 2004         5,000                Buy
Note [1]                  October 14, 2004        59,500                Buy
Note [1]                  October 15, 2004         6,000                Buy
Note [1]                  October 19, 2004       140,000                Buy
Note [1]                  October 20, 2004       117,300                Buy
Note [1]                  October 21, 2004         1,000                Buy
Note [1]                  October 22, 2004         5,700                Buy
Note [1]                  October 25, 2004        18,300                Buy
Note [1]                  October 26, 2004        20,000                Buy
Note [1]                  October 27, 2004        27,700                Buy
Note [1]                  October 29, 2004        60,500               Sell
Note [1]                  November 1, 2004         4,500               Sell
Note [1]                  November 2, 2004       118,500                Buy
Note [1]                  November 3, 2004         1,000                Buy
Note [1]                  November 4, 2004         2,000                Buy
Note [1]                  November 4, 2004         2,000               Sell
Note [1]                  November 8, 2004        44,500               Sell
Note [1]                  November 9, 2004       100,000                Buy
Note [1]                  November 11, 2004      100,000                Buy
Note [1]                  November 11, 2004          400               Sell
Note [1]                  November 12, 2004        4,600               Sell
Note [1]                  November 17, 2004        5,400                Buy
Note [1]                  November 18, 2004       14,600                Buy
Note [1]                  November 22, 2004        7,800                Buy
Note [1]                  November 23, 2004        7,200                Buy
Note [1]                  December 1, 2004         2,000               Sell
Note [6]                  December 1, 2004           300[2]            Sell
Note [1]                  December 2, 2004        17,000               Sell
Note [1]                  December 3, 2004        10,000                Buy
Note [1]                  December 6, 2004        14,000                Buy
Note [1]                  December 7, 2004        15,000                Buy
Note [6]                  December 8, 2004         3,000[2]            Sell
Note [6]                  December 9, 2004         1,000[2]            Sell
Note [6]                  December 10, 2004        1,000[2]            Sell
Note [6]                  December 13, 2004        1,000[2]            Sell
Note [6]                  December 15, 2004        1,000[2]            Sell
Note [1]                  December 17, 2004        1,000               Sell
Note [6]                  December 17, 2004        1,000[2]            Sell
Note [1]                  December 20, 2004        1,000                Buy
Note [6]                  December 20, 2004          300[2]            Sell
Note [6]                  December 21, 2004        1,000[2]            Sell
Note [1]                  January 12, 2005         5,000               Sell
Note [1]                  January 13, 2005         5,000                Buy
Northbrook [3]            January 13, 2005       750,000                Buy
Notes[1], [3]             January 13, 2005       750,000               Sell
Northbrook                January 13, 2005        64,000                Buy
Northbrook                January 14, 2005        82,500                Buy
Northbrook                January 18, 2005       200,000                Buy
Northbrook                January 19, 2005       200,000                Buy
Note [6]                  January 19, 2005         1,000[2]            Sell
Northbrook                January 20, 2005       130,800                Buy
Note [7]                  January 20, 2005        10,600[2]             Buy
Northbrook [7]            January 20, 2005        10,600[2]            Sell
Northbrook                January 21, 2005        10,600[2]             Buy
Northbrook                January 21, 2005        36,800                Buy
Northbrook                January 24, 2005        23,100                Buy

 David Reis               May 13, 2003           295,400               Sold
                          May 13, 2003             4,600               Sold
                          May 14, 2003             5,000               Sold
                          May 14, 2003             1,000               Sold
                          May 14, 2003             1,000               Sold
                          May 14, 2003             1,000               Sold
                          May 14, 2003             1,500               Sold
                          May 14, 2003             5,000               Sold
                          May 14, 2003            10,000               Sold
                          May 14, 2003             5,000               Sold
                          May 14, 2003             5,000               Sold
                          May 14, 2003             2,500               Sold
                          May 14, 2003            10,000               Sold
                          May 14, 2003             2,800               Sold
                          May 14, 2003               500               Sold
                          May 14, 2003             9,400               Sold
                          May 14, 2003             3,300               Sold
                          May 14, 2003             6,700               Sold
                          May 14, 2003             5,000               Sold
                          May 14, 2003             3,300               Sold
                          May 14, 2003            10,000               Sold
                          May 14, 2003            10,000               Sold
                          May 14, 2003             2,000               Sold
                          May 14, 2003             2,000               Sold
                          May 14, 2003             2,000               Sold
                          May 14, 2003               500               Sold
                          May 14, 2003             4,400               Sold
                          May 14, 2003               300               Sold
                          May 14, 2003               700               Sold
                          May 14, 2003             1,400               Sold
                          May 14, 2003             5,000               Sold
                          May 14, 2003             6,100               Sold
                          May 14, 2003             1,500               Sold
                          May 14, 2003             1,000               Sold
                          May 15, 2003             3,600               Sold
                          May 15, 2003             1,400               Sold
                          May 15, 2003             5,000               Sold
                          May 15, 2003               100               Sold
                          May 15, 2003            28,000               Sold
                          May 15, 2003             1,000               Sold
                          May 15, 2003               600               Sold
                          May 15, 2003               200               Sold
                          May 15, 2003               100               Sold
                          May 15, 2003               900               Sold
                          May 15, 2003             1,300               Sold
                          May 15, 2003             2,500               Sold
                          May 15, 2003             4,800               Sold
                          May 15, 2003             5,000               Sold
                          May 15, 2003             5,000               Sold
                          May 15, 2003             6,200               Sold
                          May 15, 2003             2,500               Sold
                          May 15, 2003             1,400               Sold
                          May 15, 2003             5,000               Sold
                          May 15, 2003             5,000               Sold
                          May 15, 2003             9,000               Sold
                          May 15, 2003             1,000               Sold
                          May 15, 2003             1,000               Sold
                          May 15, 2003               100               Sold
                          May 15, 2003             5,000               Sold
                          May 15, 2003               800               Sold
                          May 15, 2003             1,000               Sold
                          May 15, 2003             1,000               Sold
                          May 15, 2003             1,000               Sold
                          May 15, 2003             1,000               Sold
                          May 15, 2003             1,000               Sold
                          May 15, 2003             1,500               Sold
                          May 15, 2003             2,000               Sold
                          May 15, 2003             2,500               Sold
                          May 15, 2003             2,500               Sold
                          May 15, 2003             2,500               Sold
                          May 15, 2003             2,500               Sold
                          May 15, 2003             4,000               Sold
                          May 15, 2003             4,000               Sold
                          May 15, 2003             4,100               Sold
                          May 15, 2003             3,600               Sold
                          May 15, 2003             1,400               Sold
                          May 15, 2003             5,000               Sold
                          May 15, 2003             3,600               Sold
                          May 15, 2003             4,400               Sold
                          May 16, 2003               400               Sold
                          May 16, 2003             3,100               Sold
                          May 16, 2003               900               Sold
                          May 16, 2003             5,600               Sold
                          October 18, 2004        10,000                Buy
                          October 18, 2004        15,000                Buy
                          October 18, 2004        15,000                Buy
                          October 18, 2004        15,000                Buy
                          October 18, 2004        15,000                Buy
                          October 19, 2004        50,000                Buy
                          October 19, 2004        15,000                Buy
                          October 28, 2004         5,000                Buy
                          October 28, 2004         5,000                Buy
                          October 28, 2004         5,000                Buy
                          November 1, 2004        10,000                Buy
                          November 1, 2004        10,000                Buy
                          November 1, 2004         5,000                Buy
                          November 5, 2004        10,000                Buy
                          November 5, 2004        10,000                Buy
                          January 4, 2005          2,500                Buy
                          January 4, 2005          2,500                Buy
                          January 21, 2005        20,000[4]             Buy
                          February 11, 2005       20,000[4]            Sell


Baylor Enterprises LLC    May 14, 2003             4,500               Sold
                          May 14, 2003             3,521               Sold
                          May 14, 2003               579               Sold
                          May 28, 2003             1,600               Sold
                          May 28, 2003             3,400               Sold
                          May 30, 2003               579               Sold
                          May 30, 2003             3,400               Sold
                          May 30, 2003             1,021               Sold
                          June 2, 2003             2,400               Sold
                          June 2, 2003             1,600               Sold
                          June 2, 2003               800               Sold
                          June 2, 2003               200               Sold
                          June 2, 2003             1,000               Sold
                          June 2, 2003             4,000               Sold
                          June 5, 2003             2,000               Sold
                          June 5, 2003             1,000               Sold
                          June 5, 2003             3,000               Sold
                          June 5, 2003             5,000               Sold
                          June 5, 2003             5,000               Sold
                          June 5, 2003             3,500               Sold
                          October 18, 2004         5,000                Buy
                          October 18, 2004         1,200                Buy
                          October 19, 2004         5,000                Buy
                          October 19, 2004         1,200                Buy
                          October 25, 2004         2,600                Buy
                          October 25, 2004         1,000                Buy
                          October 25, 2004         2,400                Buy
                          November 10, 2004          900                Buy
                          November 10, 2004          700                Buy
                          November 10, 2004          200                Buy
                          November 10, 2004        4,800                Buy
                          November 10, 2004        3,400                Buy
                          November 15, 2004        5,000               Sold
                          November 15, 2004        1,200               Sold
                          November 15, 2004        5,000               Sold
                          November 15, 2004        1,200               Sold
                          November 15, 2004        2,600               Sold
                          November 17, 2004        1,000               Sold
                          November 17, 2004        2,400               Sold
                          November 17, 2004          900               Sold
                          November 17, 2004          700               Sold
                          November 17, 2004          200               Sold
                          November 17, 2004        4,800               Sold
                          November 18, 2004        3,400               Sold
                          December 20, 2004       22,000                Buy
                          February 1, 2005           100           Transfer [5]

Arnold M. Whitman         December 20, 2004        1,100                Buy
                          December 20, 2004        3,400                Buy
                          January 28, 2005           100                Buy
                          February 1, 2005           100           Transfer [5]
-------------------------------
Notes:

+ No part of the purchase price or market value of any of the shares specified in this Schedule II to Annex B is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities.

[1] An entity controlled by Messrs. Hokin and Rubin effected this transaction. Each of the Beverly shares purchased by this entity was sold to Northbrook on January 13, 2005 in a private transaction at a price of $8.60 per share. See Note 3.

[2] Consists of a transaction in respect of July 2005 call options exercisable for Beverly shares at a strike price of $10.00.

[3] Northbrook acquired these Beverly shares in a private transaction from an entity managed by Messrs. Hokin and Rubin. See Note 1.

[4] Consists of a transaction in respect of April 2005 Call Options exercisable for Beverly shares at a strike price of $10.00.

[5]   These shares were transferred from Baylor to Arnold M. Whitman.

[6] The entity controlled by Messrs. Hokin and Rubin as referenced in Note 1 effected this transaction.

[7] Northbrook sold these call options in a private transaction to the entity controlled by Messrs. Hokin and Rubin as referenced in Note 1.

                                Schedule III

                                Transactions

     The following describes certain transactions required to be disclosed under the rules of the SEC:

     1. Appaloosa, Eureka, Formation and Franklin Mutual are parties to a term sheet, dated as of December 14, 2004, setting forth terms on which they would work together to effect a transaction pursuant to which they would acquire, through a newly formed acquisition entity, either (x) no less than 80% of the outstanding Beverly shares or (y) Beverly's real estate assets and nursing facilities operations. Pursuant to this term sheet, Appaloosa, Franklin Mutual and Formation have agreed that, in connection with a transaction with Beverly on terms acceptable to them, they would make an aggregate cash equity contribution of $375 million to the newly formed acquisition entity, consisting of $150 million from Appaloosa, $175 million from Franklin Mutual and $50 million from Formation. Before completion of a transaction with Beverly, each party would contribute to the acquisition entity all shares of Beverly it then owns. Each party's share contributions would serve to reduce the amount of its required cash equity contribution based on a value of those shares reflecting the price paid with respect to each Beverly share in the transaction.

     Under the term sheet, if a transaction with Beverly is completed, after Appaloosa, Franklin Mutual and Formation have received a return equal to their initial equity investment plus 10%, Formation and Eureka will be entitled to receive 13.5% and 2.5%, respectively, of any additional returns generated by the acquisition entity. After Appaloosa, Franklin Mutual and Formation have received an additional 40% return on their initial equity investment, Formation and Eureka will be entitled to receive 18.375% and 6.625% of any further return generated by the acquisition entity. Formation or its designee will also be entitled to an annual asset management fee of $15,000 per facility of Beverly held by the acquisition entity plus reasonable reimbursement of third party expenses less $500,000.

     Under the term sheet, if the transaction with Beverly is completed, Formation will receive as a financial advisory fee 37.5%, and Eureka will receive as a financial advisory fee 50%, of the lesser of $8.2 million or 0.5% of the total consideration paid in the transaction. Each of Formation and Eureka will be required to pay to invest at least 50% of their financial advisory fee in the acquisition entity.

     2. In January 2002, an affiliate of Beverly sold to an affiliate of Formation 49 skilled nursing facilities and four assisted living centers in Florida for an aggregate amount equal to $165 million in cash (the "Sale"). In connection with the Sale, 4F Funding, Inc., an affiliate of Beverly ("4F Funding"), financed the purchase of a pool of ten of those facilities and assisted living centers by Formation Properties I, LLC (as successor to Formation Properties II, LLC), an affiliate of Formation, in exchange for Formation Properties I, LLC's issuing a note to 4F Funding for a principal amount of $12.5 million, as secured by the underlying properties. In the refinancing of the debt incurred in connection with the Sale, Formation Properties I, LLC paid off its note to 4F Funding for approximately $13,895,455.01 (including interest, fees and legal expenses) on July 30, 2004.

     3. AEGIS Therapies, Inc., a wholly-owned subsidiary of Beverly ("AEGIS"), has contracted for a period of one year beginning on March 1, 2004 to provide physical, occupational and speech therapy services to residents of California Gardens Corp. (d/b/a California Gardens Nursing and Rehabilitation Center) and Chevy Chase Corp. (d/b/a Chevy Chase Nursing and Rehabilitation Center), as well as provide consultations on rehabilitative programs (the "Services Agreement"). California Gardens Corp. is 57.482% owned by Mr. Robert Hartman and 25.00% owned by a trust, of which Mr. Rob Rubin is a trustee and certain family members of Mr. David Hokin are beneficiaries (the "Trust"). Chevy Chase Corp. is 60.75% owned by Mr. Robert Hartman and 25.00% owned by the Trust. In addition, Mr. Hartman is a director and President, and Mr. Hokin is Treasurer, of each of California Gardens Corp. and Chevy Chase Corp. Under the Services Agreement (which is expected to be renewed upon its expiration), AEGIS received $380,755 and $252,231 in 2004, and is expected to receive $500,000 and $350,000 to $400,000 in 2005 (assuming renewal of the agreement upon substantially similar terms), from California Gardens Corp. and Chevy Chase Corp., respectively.

                                                                       ANNEX C

            SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                           MANAGEMENT OF BEVERLY

     The following information is based solely upon Mr. Whitman's review of Beverly's publicly available filings with the SEC. The following table sets forth certain information with respect to the beneficial ownership of Beverly's common stock by (i) each person reported by Beverly to own, or who has reported to own, beneficially more than 5% of the outstanding shares of Beverly's common stock ("Principal Stockholder"), (ii) each director of Beverly, (iii) each executive officer named in the Summary Compensation Table in Beverly's proxy statement for the 2005 annual meeting, and (iv) all directors and executive officers of Beverly as a group included in Beverly's proxy statement for the 2005 annual meeting. Unless otherwise indicated, each stockholder has sole voting and investment power with respect to the shares shown. Unless otherwise indicated, the information in this table was derived from Beverly's 2005 proxy statement.

    DIRECTORS, NAMED EXECUTIVE           SHARES OF COMMON STOCK
OFFICERS AND PRINCIPAL STOCKHOLDERS      BENEFICIALLY OWNED(1)
---------------------------------------------------------------------
                                                       PERCENTAGE
                                         NUMBER         OWNERSHIP
---------------------------------------------------------------------
NAMED EXECUTIVE OFFICERS
------------------------------------
Douglas J. Babb (2), (3)                 542,801            *
David R. Devereaux (2), (3), (5)         601,819            *
William R. Floyd (also a director)      2,010,880         1.85%
(2), (3)
Jeffrey P. Freimark (2), (3), (4)        435,056            *
Cindy H. Susienka (2), (3), (5)          331,702            *
------------------------------------
DIRECTORS (WHO ARE NOT ALSO NAMED
EXECUTIVE OFFICERS)
------------------------------------
Melanie Creagan Dreher, Ph.D, RN,        12,413             *
FAAN (2)
John D. Fowler, Jr. (2)                  97,677             *
John P. Howe III, M.D. (2)               74,956             *
James W. McLane (2)                      71,950             *
Ivan R. Sabel (2), (3)                   25,914             *
Donald L. Seeley (2)                     62,218             *
Marilyn R. Seymann, Ph.D. (2)            94,943             *
------------------------------------
ALL EXECUTIVE OFFICERS AND              5,669,275         5.22%
DIRECTORS AS A GROUP (24 PERSONS)
(3), (4), (5)
------------------------------------
PRINCIPAL STOCKHOLDERS
------------------------------------
Strong Capital Management, Inc.         6,253,247         5.80%
  100 Heritage Reserve
  Menomonee Falls, WI  53051
Barclays Global Investors, N.A.         5,402,927         5.03%
  45 Fremont St.
  San Francisco, CA  94105
Members of the Consortium and           8,737,000          8.1%
Assisting Stockholders (19
persons):
------------------------------------
  Appaloosa Investment Limited          1,873,122          1.7%
  Partnership I (6), (7)
  Palomino Fund Ltd. (6)                1,641,178          1.5%
   c/o Trident Trust Company
   (Cayman) Ltd.
   1 Capital Place, P.O. Box 847
   Grand Cayman, Cayman Islands
  Appaloosa Management L.P. (6),        3,514,300          3.2%
  (7)
  Appaloosa Partners Inc. (6), (7)      3,514,300          3.2%
  David A. Tepper (6), (7)              3,514,300          3.2%
  Franklin Mutual Advisers, LLC         3,508,900          3.2%
   51 John F. Kennedy Parkway
   Short Hills, NJ  07078
  Northbrook NBV, LLC (6), (8)          1,487,200          1.4%
  David Hokin (6), (8)                  1,487,200          1.4%
  Rob Rubin (6), (8)                    1,487,200          1.4%
  Robert Hartman (6), (9)               1,487,200          1.4%
  David Reis (10)                        200,000            *
   c/o Senior Care Development,
   LLC
   19 Post Road East
   Westport, CT  06880
  Baylor Enterprises LLC (6), (11)       21,900             *
  Arnold M. Whitman (11), (12)           26,600             *

* Less than 1.0%.

(1) The percentage of ownership indicated is based on the shares of Common Stock reported by Beverly outstanding as of the record date, March 7, 2005, together with applicable options for such stockholder, and includes the total shares of Beverly common stock reserved for distribution under the Non-Employee Director Deferred Compensation Plan. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to such shares. Shares subject to options exercisable on March 7, 2005 or within 60 days thereafter are deemed outstanding for computing the percentage ownership of the person holding such options.

(2) Unless otherwise noted, the address of each person is One Thousand Beverly Way, Fort Smith, Arkansas 72919.

(3) Includes the following number of shares issuable upon exercise of options that were exercisable on or within 60 days after March 7, 2005: Mr. Babb (437,400); Mr. Devereaux (505,191); Mr. Floyd
     (1,500,000); Mr. Freimark (262,500); Ms. Susienka (238,700); Mr.
     Fowler (25,667); Dr. Howe (32,083); Mr. McLane (34,968); Mr. Sabel
     (2,750); Mr. Seeley (23,833); Dr. Seymann (56,625); and all directors and executive officers as a group (3,927,442).

(4)  Includes shares of Beverly Common Stock owned by family members.

(5) Includes the following number of shares purchased under the Employee Stock Purchase Plan: Mr. Devereaux (1,645); Ms. Susienka (685); and all directors and officers as a group (13,391).

(6) Exercises shared voting and shared dispositive power over these shares of Beverly Common Stock.

(7) The address is c/o Appaloosa Partners Inc., 26 Main Street, 1st Floor, Chatham, New Jersey 07928.

(8)  The address is 500 Skokie Boulevard, Suite 310, Northbrook, Illinois
     60062.

(9)  The address is 6633 N. Lincoln Avenue, Lincolnwood, Illinois 60712.

(10) Exercises sole voting and sole dispositive power over 75,000 of these shares of Beverly Common Stock and shared voting and shared dispositive power over 125,000 shares of Beverly Common Stock. These 125,000 shares of Beverly Common Stock are held by six trusts, of whom Mr. David Reis serves as trustee, as follows: 1995 David Reis Family Trust (10,000), 1995 Donna Reis Family Trust (25,000), Aaron Reis Spray Trust (20,000), Anna Reis Spray Trust (22,500), Alexander Reis Spray Trust (22,500) and David Reis Family Trust (25,000).

(11) The address is c/o Formation Capital, LLC, 1035 Powers Place, Alpharetta, GA 30004.

(12) Exercises shared voting and shared dispositive power over 21,900 of these shares of Beverly Common Stock and sole voting and sole dispositive power over 4,700 shares of Beverly Common Stock.

                                                                       ANNEX D

                EXCERPT FROM BEVERLY'S 2005 PROXY STATEMENT
              REGARDING COMPENSATION OF NON-EMPLOYEE DIRECTORS

"In 2004, non-employee directors, as a group, received $366,605 in cash, $256,100 credited as deferred share units, which until May 20, 2004, included a 25% BEI match, and $18,562 credited as deferred cash units. This compensation was paid based on the following:


                                   CATEGORY                        PARTICIPATION FEES(d)
------------------------------------------------------------------------------------------

Annual retainer fee                                                $               35,000
Additional annual retainer fee for Chairperson of Audit and
Compliance Committee and Nominating and Compensation
Committee (June-December)(a)                                       $               15,000
Additional annual retainer fee for Chairperson of Finance
Committee and Quality Committee (June-December)(a)                 $               10,000
Attendance at Board or Committee meetings (January-May)            $            1,000/500(e)
Attendance at Board meeting (June-December)                        $            1,500/750(e)
Attendance at Committee meeting (June-December)                    $            1,250/625(e)
Attendance at Committee meeting -- Chairperson (January-May)(b)    $            1,000/500(e)
Expense reimbursement                                                 Out of pocket costs


                                                       VALUE AT TIME OF
           RESTRICTED SHARES(c)                             GRANT
------------------------------------------------------------------------------

15,385 shares                                          $         120,000
------------------------------------------------------------------------------

(a) The respective Chairpersons were paid a prorated amount of the annual retainer fee in 2004.

(b) The Committee Chairperson received this amount in addition to the amount received for attendance at Committee meetings generally. This per meeting fee was replaced in June 2004 by the annual retainer fee referred to in footnote (a).

(c) In accordance with the Non-Employee Directors' Stock Option Plan, non-employee directors receive annual restricted shares grant equal to $120,000, as determined based on the closing share price on the date of the Board meeting held in conjunction with the Annual Meeting. Dr. Dreher received 11,688 shares, pro rated from August when she joined the Board. Directors may choose to defer the grant of all or a portion of these shares. Deferred restricted shares are designated as phantom stock units. Each phantom stock unit has an initial value equivalent to one share of BEI common stock and directly tracks the increase or decrease in value of BEI's common stock. Distributions will be made in shares of BEI common stock, and will start upon retirement, termination, death or disability and can be made, at the director's option, in a lump sum or over a period of two to 10 years.

(d) In accordance with the Non-Employee Director Deferred Compensation Plan, non-employee directors are permitted to defer all or a portion of their cash compensation. Deferred compensation is designated as phantom stock units, cash units or a combination of both. Each phantom stock unit has an initial value equivalent to one share of BEI common stock and directly tracks the increase or decrease in value of BEI's common stock. Cash units accrue interest at the prime rate, as determined by a major New York bank, on the first business day of the year. All of the deferred cash in 2004 constituted interest earned on cash deferred in previous years. Distributions will be made in shares of BEI common stock, and will start upon retirement, termination, death or disability and can be made, at the director's option, in a lump sum or over a period of two to 10 years.

(e) If two amounts are shown, the first amount represents the participation fee if the non-employee director attended the applicable meeting in the manner in which attendance was requested, while the second amount represents attendance in any other manner."

                                               PRELIMINARY COPY
                                               SUBJECT TO COMPLETION
                                               DATED MARCH 4, 2005

                                               [BLUE]

           THIS PROXY IS SOLICITED ON BEHALF OF ARNOLD M. WHITMAN
                                 FOR USE AT
                 THE 2005 ANNUAL MEETING OF STOCKHOLDERS OF
                         BEVERLY ENTERPRISES, INC.

THIS IS NOT A SOLICITATION ON BEHALF, OR IN SUPPORT OF, THE BOARD OF DIRECTORS OF BEVERLY ENTERPRISES, INC. (THE "COMPANY"). The undersigned hereby appoints Arnold M. Whitman and Dan Burch, and each or any of them, proxies and attorneys-in-fact, with full power of substitution, on behalf of and in the name of the undersigned, and authorizes them to represent and vote, as designated, all of the shares of common stock of the Company held of record by the undersigned that the undersigned would be entitled to vote if personally present on the matters set below, at the 2005 Annual Meeting of the stockholders of the Company, to be held at 10:00 a.m. (CDT), at the Company's Corporate Center, located at 1000 Beverly Way, Fort Smith, Arkansas, on April 21, 2005, and at any adjournments, postponements, reschedulings or continuations thereof, and with discretionary authority as to any other matters that may properly come before the 2005 Annual Meeting, including substitute nominees if any of the named nominees for director should be unavailable to serve for election, in accordance with and as described in Arnold M. Whitman's proxy statement.

THIS PROXY WILL BE VOTED AS DIRECTED. IF YOU VALIDLY EXECUTE AND RETURN THIS CARD WITHOUT INDICATING YOUR VOTE ON ONE OR MORE OF THE FOLLOWING PROPOSALS, YOU WILL BE DEEMED TO HAVE VOTED AS FOLLOWS WITH RESPECT TO ANY SUCH PROPOSALS: FOR ALL NOMINEES FOR DIRECTOR IN PROPOSAL 3, FOR EACH OF PROPOSALS 1, 2 AND 4 SET FORTH ON THE REVERSE SIDE OF THIS CARD, AND ABSTAIN FROM VOTING WITH RESPECT TO PROPOSAL 5. THIS PROXY CARD REVOKES ALL PRIOR PROXIES GIVEN BY THE UNDERSIGNED WITH RESPECT TO ALL MATTERS COVERED HEREBY.

              YOUR VOTE IS IMPORTANT. PLEASE VOTE IMMEDIATELY.
     PLEASE MARK, SIGN, DATE AND RETURN YOUR PROXY FORM IN THE ENCLOSED
                           POSTAGE-PAID ENVELOPE.

              [continued and to be signed on the reverse side]

                                 DETACH HERE

[X]   Please mark votes as in this example.

    ARNOLD M. WHITMAN RECOMMENDS A VOTE FOR HIS PROPOSALS 1, 2, 3 AND 4.
       MR. WHITMAN HAS NO RECOMMENDATION WITH RESPECT TO PROPOSAL 5.

------------------------------------------------------------------------
1.    To amend the Company's       [  ] For   [  ] Against  [  ] Abstain
      bylaws to fix the number
      of directors constituting
      the entire Board of
      Directors at eight (8).

------------------------------------------------------------------------

------------------------------------------------------------------------
2.    To repeal each provision of  [  ] For   [  ] Against  [  ] Abstain
      or amendment to the
      Company's bylaws (other
      than provisions and
      amendments added or
      effected pursuant to
      Proposal 1) adopted after
      May 29, 1997.
------------------------------------------------------------------------

------------------------------------------------------------------------
3.    To elect each of Jeffrey A. [  ] For All Candidates
      Brodsky, John J. Durso,     [  ] Withheld from All Candidates
      Philip L. Maslowe, Charles
      M. Masson, Mohsin Y.        To withhold authority to vote for
      Meghji and Guy Sansone to   one or more of the nominees, check
      the Company's Board of      the "For All Candidates" box above
      Directors, in lieu of any   and write the candidate(s')
      persons who may be          name(s) in the space below.
      nominated by the Company's
      incumbent Board of          -------------------------------
      Directors or any other      For all nominees except those
      person.                     written above
------------------------------------------------------------------------

------------------------------------------------------------------------
4.    To require that action be   [  ] For   [  ] Against  [  ] Abstain
      taken at the 2005 Annual
      Meeting on proposals 1
      through 3 above in the
      sequence indicated and
      before any other business
      is conducted.
------------------------------------------------------------------------

------------------------------------------------------------------------
5.    To ratify the appointment of  [  ] For   [  ] Against  [  ] Abstain
      Ernst & Young LLP as the
      Company's independent
      registered public
      accounting firm for 2005
------------------------------------------------------------------------

 TO ENSURE YOUR REPRESENTATION AT THE 2005 ANNUAL MEETING, PLEASE MARK, SIGN
         AND DATE THIS PROXY AND RETURN IT AS PROMPTLY AS POSSIBLE.

Please sign exactly as your name appears on this proxy. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or corporate officer, stating his or her title. If a partnership, please sign in partnership name by authorized person. The undersigned hereby revokes all proxies heretofore given by the undersigned to vote at the 2005 Annual Meeting of the Company and any adjournment, postponement, continuation or rescheduling thereof, and hereby grants the proxies named on the front of this card the authority to vote in their discretion upon such other business as may properly come before the 2005 Annual Meeting or any adjournment, postponement, continuation or rescheduling thereof.

Signature:______________   Date:_______  Signature:_____________  Date :______
Title:________________                   Title:________________